COMMUNITY FIRST
BANCORPORATION



# ANNUAL REPORT
## 2004



*COMMUNITY FIRST BANCORPORATION*
*OCONEE COUNTY, SOUTH CAROLINA*
*ANDERSON COUNTY, SOUTH CAROLINA*

# COMMUNITY FIRST BANCORPORATION

# 2004 ANNUAL REPORT

## Contents



## About the Company

Community First Bancorporation (the "Company"), headquartered in Walhalla, South Carolina, is a bank holding company organized as a South Carolina corporation with one wholly-owned commercial banking subsidiary. Through its subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and telebanking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders.

## Locations

**Walhalla Office**
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

**Seneca Office**
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

**Anderson Office**
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

**Williamston Office**
208 East Main Street
Williamston, SC 29697
(864) 847-5109

**Westminster Office**
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

# Financial Highlights

(Dollars in thousands, except per share)

| | 2004 | 2003 | Percent Change |
|---|---|---|---|
| **Balance Sheet** | | | |
| Total assets | **$ 305,348** | $ 280,526 | 8.8% |
| Loans | **157,775** | 147,650 | 6.9 |
| Securities | **101,452** | 86,023 | 17.9 |
| Deposits | **268,148** | 256,551 | 4.5 |
| Shareholders' equity | **25,936** | 22,537 | 15.1 |
| **For the Year** | | | |
| Net interest income | **$ 8,871** | $ 7,575 | 17.1% |
| Provision for loan losses | **380** | 522 | (27.2) |
| Noninterest income | **2,054** | 2,033 | 1.0 |
| Noninterest expenses | **5,151** | 4,414 | 16.7 |
| Income tax expense | **1,957** | 1,667 | 17.4 |
| Net income | **3,437** | 3,005 | 14.4 |
| **Per Share*** | | | |
| Net income | **$ 1.30** | $ 1.16 | 12.1% |
| Net income, assuming dilution | **1.24** | 1.10 | 12.7 |
| Book value at year end | **9.79** | 8.67 | 12.9 |
| **Financial Performance Ratios** | | | |
| Return on average assets | **1.17%** | 1.12% | |
| Return on average equity | **14.20%** | 14.03% | |
| **Asset Quality Ratios** | | | |
| Nonperforming loans to total loans | **.93%** | .68% | |
| Allowance for loan losses times nonperforming loans | **1.52x** | 2.20x | |
| Net charge-offs to average total loans | **.22%** | .19% | |

*Adjusted to reflect 10% and 5% stock dividends effective November 30, 2004 and November 28, 2003, respectively.

**Total Assets (In Millions)**



$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2000 2001 2002 2003 2004


**Net Income (In Thousands)**



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2000 2001 2002 2003 2004


**Net Income per Share, Basic***



$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2000 2001 2002 2003 2004


**Return on Average Assets**



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
2000 2001 2002 2003 2004


**Return on Average Equity**



16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2000 2001 2002 2003 2004

# *President's Report to the Shareholders of Community First Bancorporation*

The year 2004 was a landmark for Community First Bancorporation and its subsidiary, Community First Bank. Significant progress was made on a number of important fronts, including financial performance, shareholder value and positioning the Company to remain highly competitive in future years.

## *Financial Performance*

New financial performance milestones were attained in 2004. The Company's 2004 net income increased 14.4% over 2003 to a record high of $3,437,000. Year end 2004 total assets grew to over $300,000,000 for the first time in the Company's history, and total deposits increased $11,597,000 to a record level of $268,148,000. Return on average total assets for 2004 increased to 1.17%, up from 1.12%, and return on average equity increased to 14.20% from 14.03%.

## *Shareholder Value*

During the first quarter of 2004, trading in the Company's common stock first began being reported on the OTC Bulletin Board under the ticker symbol CFOK. The Company now has a primary market maker for its common stock, Morgan Keegan & Company, Inc. Transfer Online, Inc. was engaged as the Company's stock transfer agent in to provide online stock transfer services.

Effective November 30, 2004, the Company issued a 10% stock dividend to shareholders. This was the eleventh consecutive year of issuing a stock dividend.

Solid financial performance and continued growth in our markets are the ultimate determinants of long-term shareholder value. The compound rate of growth in net income for the five year period ending December 31, 2004 was 16.1%, and the compound growth rates for that period of total assets and total deposits were 14.7% and 14.1%, respectively.

## *The Next Steps*

Your Company continually invests in new technology and innovative products and services to maintain and expand its positive competitive posture in the marketplace. We are currently implementing online internet banking services and planning a mobile banking service for commercial customers. Plans are underway to dramatically increase our presence in Seneca with a three story building to house our operations and administrative offices and provide a much-needed modern additional office facility to serve our growing volume of customers. We also have plans to add another office in the Anderson County market.

## *Our Continuing Commitment*

The continued support of all of our shareholders, customers and employees is sincerely appreciated. We know that the bedrock or our success has been our commitment to delivering outstanding customer service, the dedication of our employees to superior performance and the support of our shareholders. Our focus will remain on those principles as we move forward to meet the exciting opportunities ahead for Community First Bancorporation.

Respectfully,

Frederick D. Shepherd, Jr.
President and Chief Executive Officer

# Financial Summary

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (Dollars in thousands, except per share data) | | | | |
| **Financial Condition** | | | | | |
| Securities | $ 101,452 | $ 86,023 | $ 62,968 | $ 71,339 | $ 57,862 |
| Allowance for loan losses | 2,240 | 2,197 | 1,950 | 1,200 | 1,000 |
| Net loans (1) | 155,535 | 145,453 | 135,409 | 118,544 | 96,562 |
| Premises and equipment - net | 4,413 | 4,454 | 4,148 | 3,232 | 3,411 |
| Total assets | 305,348 | 280,526 | 232,855 | 211,898 | 181,066 |
| Noninterest bearing deposits | 34,903 | 32,273 | 24,416 | 25,449 | 21,224 |
| Interest bearing deposits | 233,245 | 224,278 | 187,223 | 168,070 | 143,158 |
| Total deposits | 268,148 | 256,551 | 211,639 | 193,519 | 164,382 |
| Total liabilities | 279,412 | 257,989 | 212,770 | 194,881 | 166,171 |
| Total shareholders' equity | 25,936 | 22,537 | 20,085 | 17,017 | 14,895 |
| **Results of Operations** | | | | | |
| Interest income | $ 13,948 | $ 12,664 | $ 12,580 | $ 13,969 | $ 12,034 |
| Interest expense | 5,077 | 5,089 | 4,716 | 8,212 | 7,014 |
| Net interest income | 8,871 | 7,575 | 7,864 | 5,757 | 5,020 |
| Provision for loan losses | 380 | 522 | 1,291 | 567 | 305 |
| Net interest income after provision | 8,491 | 7,053 | 6,573 | 5,190 | 4,715 |
| Other income | 2,054 | 2,033 | 1,413 | 1,021 | 865 |
| Other expenses | 5,151 | 4,414 | 3,697 | 3,239 | 2,962 |
| Income before income taxes | 5,394 | 4,672 | 4,289 | 2,972 | 2,618 |
| Income tax expense | 1,957 | 1,667 | 1,527 | 1,067 | 939 |
| Net income | $ 3,437 | $ 3,005 | $ 2,762 | $ 1,905 | $ 1,679 |
| **Per Share Data** (2) | | | | | |
| Net income | $ 1.30 | $ 1.16 | $ 1.07 | $ 0.74 | $ 0.65 |
| Net income, assuming dilution | 1.24 | 1.10 | 1.02 | 0.70 | 0.61 |
| Period end book value | 9.79 | 8.67 | 7.75 | 6.63 | 5.78 |

(1) Excludes loans held for sale.
(2) Per share amounts have been retroactively adjusted to reflect a 10% stock dividend effective November 30, 2004 and 5% stock dividends effective November 28, 2003, November 28, 2002, December 21, 2001 and December 15, 2000.

**FORWARD-LOOKING STATEMENTS**

Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's beliefs, expectations or projections will result or be achieved or accomplished. The Company cautions readers that forward-looking statements, including without limitation, those relating to the Company's recent and continuing expansion, its future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, and adequacy of the allowance for loan losses, are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

# Market for Common Stock and Dividends

During the first quarter of 2004, trading in the Company's common stock began being reported on the OTC Bulletin Board under the ticker symbol CFOK. The following table summarizes the range of high and low prices for the Company's common stock as reported on the OTC Bulletin Board for each quarterly period of 2004. Per share prices in the table have been adjusted to reflect a 10% stock dividend effective November 30, 2004.

| Quarter Ended | High | Low |
|---|---|---|
| March 31, 2004 | $ 15.45 | $ 14.77 |
| June 30, 2004 | $ 17.27 | $ 14.77 |
| September 30, 2004 | $ 20.27 | $ 16.36 |
| December 31, 2004 | $ 19.14 | $ 16.61 |

During 2003, management was aware of a few transactions in which the Company's common stock traded in a price range from $14.72 to $18.18 per share (per share prices have been adjusted to reflect 10% and 5% stock dividends effective November 30, 2004 and November 28, 2003, respectively). However, management has not ascertained that these transactions resulted from arm's length negotiations between the parties involved, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

As of February 28, 2005, there were approximately 812 holders of record of the Company's common stock, excluding individual participants in security position listings.

There have been no cash dividends declared or paid since the Company's inception. In order to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay cash dividends in 2005.

The Board of Directors declared a 10% stock dividend effective November 30, 2004 and 5% stock dividends effective November 28, 2003 and November 28, 2002.

The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the banking subsidiary to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

# Management's Discussion and Analysis

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiary, Community First Bank (the "Bank"), which are collectively referred to as the "Company". This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Per share net income and net income, assuming dilution, have been adjusted to reflect a 10% stock dividend effective November 30, 2004 and 5% stock dividends effective November 28, 2003 and November 28, 2002.

**Earnings Performance**

*2004 Compared with 2003*

For the year ended December 31, 2004, the Company recorded net income of $3,437,000, an increase of $432,000, or 14.4%, above net income of $3,005,000 for 2003. Net income per share for 2004 was $1.30 compared with $1.16 for 2003. Per share net income, assuming dilution for unexercised stock options was $1.24 for 2004 and $1.10 for 2003. Return on average assets was 1.17% for 2004 compared with 1.12% for 2003. Return on average shareholders' equity was 14.20% for 2004 and 14.03% for 2003.

Net income for 2004 increased primarily due to an increase of $1,062,000 in interest income earned on investment securities and a decrease of $142,000 in the provision for loan losses. The Company also was able in 2004 to slightly decrease interest expenses associated with deposits and other funding sources.

Late in the second quarter of 2004, the Company borrowed $10,000,000 from the Federal Home Loan Bank of Atlanta and invested the majority of the proceeds in mortgage-backed securities classified by management as held-to-maturity which had a year-end carrying value of $9,369,000. Securities available-for-sale as of December 31, 2004 totaled approximately $6,060,000 more than at the prior year-end.

On average, investment securities were $30,283,000 more in 2004 than in 2003 and loans increased by $10,224,000. Growth in these categories resulted primarily from decreasing the Company's average investment in federal funds sold by $14,339,000 and increasing average deposits and other external funding sources by $23,115,000.

Other expenses for 2004 were approximately $737,000 more than in 2003, primarily as a result of increases in personnel costs, depreciation, data processing expenses and costs associated with foreclosed properties held or disposed of in 2004. Expenses of operating the banking subsidiary's network of offices continued to increase in 2004 due partially to the operation of the Bank's newest office in Westminster for a full year compared with approximately eight months in 2003.

*2003 Compared with 2002*

For the year ended December 31, 2003, the Company recorded net income of $3,005,000, an increase of $243,000, or 8.8%, above net income of $2,762,000 for 2002. Net income per share for 2003 was $1.16 compared with $1.07 for 2002. Per share net income, assuming dilution for unexercised stock options was $1.10 for 2003 compared with $1.02 for 2002. Return on average assets was 1.12% for 2003 compared with 1.24% for 2002. Return on average shareholders' equity was 14.03% for 2003 compared with 14.89% for 2002.

Net income increased significantly in 2003 primarily due to lower provisions for loan losses and higher noninterest income. The $769,000 decrease in the provision for loan losses was attributable to several factors including lower loan charge-offs and a slower rate of loan growth. The $620,000 increase in noninterest income was attributable to higher fee income generated from an automatic overdraft protection product and gains from the sale of residential home mortgage loans, both products first introduced by the Company in 2002. Also, net gains from the sale of a few securities added to noninterest income in 2003.

Partially offsetting these positive net income factors were a $289,000 decrease in net interest income and a $717,000 increase in noninterest overhead expenses. The Company aggressively competed for deposits during 2003 by offering attractive interest rates in its local markets in Oconee and Anderson Counties of South Carolina. This effort succeeded in increasing average total deposits by $41,703,000 or 20.5%. Net interest margin narrowed because the demand for quality loans did not keep pace with deposit growth and most of the funds were employed in the lower-yielding securities and overnight federal funds sold categories. The average loan to deposit ratio for 2003 dropped to 58.2% from the 2002 ratio of 64.1%. Noninterest expenses increased in part due to the expenses of staffing and promoting the

Company's new office location in Westminster, South Carolina, which opened for operations in May, 2003. Also, the Company acquired and implemented a new imaging technology for customer statements and other purposes in 2003.

**Comprehensive Income**

Comprehensive income for 2004, 2003 and 2002 was $3,137,000, $2,427,000, and $2,978,000, respectively. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Other elements of comprehensive income for the Company are correlated directly to the effects that changing market rates of interest have on the fair values of the Company's holdings of available-for-sale securities. The resulting changes in unrealized holding gains and losses on such securities are reported as a separate component of shareholders' equity. Those changes in fair value, net of income tax effects, combined with net income, comprise comprehensive income.

**Net Interest Income**

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities.

Net interest income was $8,871,000, $7,575,000 and $7,864,000 for 2004, 2003 and 2002, respectively. Interest income for 2004 was $1,284,000, or 10.1%, more than in 2003. Interest expense for 2004 decreased $12,000, or .2%, from the prior year amount. The $1,296,000 increase in net interest income for 2004 resulted from the effects of larger average amounts of interest earning assets. Lower rates associated with interest bearing liabilities substantially offset the effects of higher volumes of those funding sources. Management expects that, if market interest rates rise as expected in 2005, the main challenge will be to manage net interest margin and net interest income effectively.

The average rate earned on interest earning assets for 2004 was unchanged from its 2003 level of 4.92%. The average rate paid for interest bearing liabilities during 2004 was 2.15%, a decrease of 19 basis points from the 2003 level. The average interest rate spread (average yield on interest earning assets less the average rate paid on interest bearing liabilities) for 2004 increased 19 basis points to 2.77%. Net yield on earning assets (net interest income divided by average interest earning assets) increased 19 basis points, also, to 3.13% for 2004.

Average interest earning assets during 2004 were $283,616,000, an increase of $26,332,000 or 10.2% over 2003. Average investment securities for 2004 totaled $106,049,000, an increase of $30,283,000 or 40.0% over the 2003 average amount. Average loans for the 2004 twelve-month period totaled $152,546,000, an increase of $10,224,000 or 7.2% over 2003. Average loans were 53.8% and 55.3% of average interest earning assets for 2004 and 2003, respectively. Average federal funds sold for 2004 were $24,126,000, a decrease of $14,339,000 or 37.3% from 2003. Average interest bearing liabilities during 2004 totaled $236,392,000, representing an increase of $18,458,000 or 8.5% over the amount for 2003. Average time deposits of $100,000 and over decreased to $60,301,000 for 2004 from $63,106,000 in the prior year, a decrease of $2,805,000 or 4.4%. Average time deposits less than $100,000 increased to $103,923,000 for 2004 from $93,588,000 in 2003, representing an increase of $10,335,000 or 11.0%. Average interest bearing transaction and savings accounts increased to $66,759,000 for 2004, an increase of $5,519,000 or 9.0% from 2003. Average short and long-term borrowings increased to $5,409,000 due to the banking subsidiary's borrowing $10,000,000 from the Federal Home Loan Bank of Atlanta late in the second quarter of 2004. Approximately $8,500,000 of the amount originally borrowed carried fixed rates ranging from 2.44% to 4.40% and maturity dates ranging from 2005 to 2014.

During 2004, the Federal Reserve Bank's Open Market Committee began a series of measured interest rate increases affecting primarily the federal funds rate and loans made by Federal Reserve Banks to their member banks. As a result, interest rates on a broad array of generally short-term financial instruments, including the prime rate, a key determinant of rates charged to the Bank's most credit-worthy customers and a factor considered in all loan-pricing decisions, also rose. Longer term rates, however, remained mostly stable during 2004. Market rates of interest were relatively stable in 2003. During the year ended December 31, 2003, the Open Market Committee lowered key target interest rates on one occasion, resulting in a reduction of 25 basis points in those target rates. Consequently, the prime rate was similarly reduced.

As of December 31, 2004 and December 31, 2003, approximately $48,000,000 and $48,000,000, respectively, or 30.4% and 32.5%, respectively, of the Company's loan portfolio was composed of variable rate loans directly indexed to movements in the prime rate. The average rate earned on loans during 2004 was 6.73%, compared with 6.98% for 2003.

The Company successfully attracted deposit accounts of all types during 2004, resulting in a year-over-year increase in total deposits of $11,597,000 or 4.5%. Growth was well distributed among the various deposit categories. Rates associated with interest bearing deposits decreased in 2004 compared with 2003: the average rate paid for such liabilities was 2.12% for 2004 and 2.34% for 2003.

Because growth in loan demand continues to be below the levels experienced prior to 2003, the Company invested the funds it acquired during 2004 primarily in the lower-yielding investment securities category. Loan demand in the Company's market areas was adversely affected in 2003 by the bankruptcy of a relatively unregulated mortgage banking operation's local funding subsidiary which resulted in the recognition of approximately $200,000,000 of losses by local investors. Although the longer-term effect of the bankruptcy on the local economy is uncertain, loan demand in 2004 was somewhat better than in 2003.

The table, "Average Balances, Yields and Rates", provides an analysis of the average amounts of the Company's assets and liabilities and the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2004, 2003 and 2002.

## Average Balances, Yields and Rates

| | Years ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | | 2002 | | |
| | Average Balances (1) | Income/ Expense | Yields/ Rates | Average Balances (1) | Income/ Expense | Yields/ Rates | Average Balances (1) | Income/ Expense | Yields/ Rates |
| | (Dollars in thousands) | | | | | | | | |
| **Assets** | | | | | | | | | |
| Interest bearing deposits due from banks | $ 29 | $ 1 | 3.45% | $ 25 | $ - | 0.00% | $ 26 | $ 1 | 3.85% |
| Taxable securities | 103,973 | 3,285 | 3.16% | 75,069 | 2,270 | 3.02% | 59,246 | 2,613 | 4.41% |
| Tax-exempt securities (2) | 2,076 | 73 | 3.52% | 697 | 26 | 3.73% | 198 | 10 | 5.05% |
| Federal funds sold | 24,126 | 295 | 1.22% | 38,465 | 403 | 1.05% | 23,656 | 381 | 1.61% |
| Other investments | 866 | 29 | 3.35% | 706 | 27 | 3.82% | 538 | 21 | 3.90% |
| Loans (2) (3) | 152,546 | 10,265 | 6.73% | 142,322 | 9,938 | 6.98% | 130,104 | 9,554 | 7.34% |
| Total interest earning assets | 283,616 | 13,948 | 4.92% | 257,284 | 12,664 | 4.92% | 213,768 | 12,580 | 5.88% |
| Cash and due from banks | 4,786 | | | 4,194 | | | 3,931 | | |
| Allowance for loan losses | (2,268) | | | (2,188) | | | (1,621) | | |
| Unrealized securities gains (losses) | (684) | | | 265 | | | 441 | | |
| Premises and equipment | 4,365 | | | 4,352 | | | 3,395 | | |
| Other assets | 3,943 | | | 3,752 | | | 2,692 | | |
| Total assets | $ 293,758 | | | $ 267,659 | | | $ 222,606 | | |
| **Liabilities and shareholders' equity** | | | | | | | | | |
| Interest bearing deposits | | | | | | | | | |
| Interest bearing transaction accounts | $ 35,707 | $ 244 | 0.68% | $ 32,985 | $ 251 | 0.76% | $ 28,945 | $ 363 | 1.25% |
| Savings | 31,052 | 154 | 0.50% | 28,255 | 161 | 0.57% | 25,470 | 266 | 1.04% |
| Time deposits $100M and over | 60,301 | 1,481 | 2.46% | 63,106 | 1,609 | 2.55% | 54,650 | 1,573 | 2.88% |
| Other time deposits | 103,923 | 3,012 | 2.90% | 93,588 | 3,068 | 3.28% | 69,272 | 2,514 | 3.63% |
| Total interest bearing deposits | 230,983 | 4,891 | 2.12% | 217,934 | 5,089 | 2.34% | 178,337 | 4,716 | 2.64% |
| Short-term borrowings | 1,352 | 27 | 2.00% | - | - | 0.00% | - | - | 0.00% |
| Long-term debt | 4,057 | 159 | 3.92% | - | - | 0.00% | - | - | 0.00% |
| Total interest bearing liabilities | 236,392 | 5,077 | 2.15% | 217,934 | 5,089 | 2.34% | 178,337 | 4,716 | 2.64% |
| Noninterest bearing demand deposits | 31,435 | | | 26,778 | | | 24,672 | | |
| Other liabilities | 1,735 | | | 1,529 | | | 1,044 | | |
| Shareholders' equity | 24,196 | | | 21,418 | | | 18,553 | | |
| Total liabilities and shareholders' equity | $ 293,758 | | | $ 267,659 | | | $ 222,606 | | |
| Interest rate spread (4) | | | 2.77% | | | 2.58% | | | 3.24% |
| Net interest income and net yield on earning assets (5) | | $8,871 | 3.13% | | $7,575 | 2.94% | | $7,864 | 3.68% |
| Interest free funds supporting earning assets (6) | $ 47,224 | | | $ 39,350 | | | $ 35,431 | | |

(1) Average balances are computed on a daily basis.
(2) Income and yields on tax-exempt securities have not been adjusted on a tax equivalent basis.
(3) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(4) Total interest earning assets yield less the total interest bearing liabilities rate.
(5) Net interest income divided by total interest earning assets.
(6) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and the rates earned and paid on such assets and liabilities.

**Volume and Rate Variance Analysis**

| | 2004 Compared with 2003 | | | 2003 Compared with 2002 | | |
|---|---|---|---|---|---|---|
| | Volume (1) | Rate (1) | Total | Volume (1) | Rate (1) | Total |
| | | | (Dollars in thousands) | | | |
| Interest bearing deposits due from banks | $ - | $ 1 | $ 1 | $ - | $ (1) | $ (1) |
| Taxable securities | 909 | 106 | 1,015 | 597 | (940) | (343) |
| Tax-exempt securities | 48 | (1) | 47 | 19 | (3) | 16 |
| Federal funds sold | (168) | 60 | (108) | 185 | (163) | 22 |
| Other investments | 5 | (3) | 2 | 7 | (1) | 6 |
| Loans | 697 | (370) | 327 | 868 | (484) | 384 |
| Total interest income | 1,491 | (207) | 1,284 | 1,676 | (1,592) | 84 |
| Interest bearing deposits | | | | | | |
| Interest bearing transaction accounts | 20 | (27) | (7) | 45 | (157) | (112) |
| Savings | 15 | (22) | (7) | 27 | (132) | (105) |
| Time deposits $100M and over | (70) | (58) | (128) | 227 | (191) | 36 |
| Other time deposits | 320 | (376) | (56) | 816 | (262) | 554 |
| Short-term borrowings | 27 | - | 27 | - | - | - |
| Long-term debt | 159 | - | 159 | - | - | - |
| Total interest expense | 471 | (483) | (12) | 1,115 | (742) | 373 |
| Net interest income | $ 1,020 | $ 276 | $ 1,296 | $ 561 | $ (850) | $ (289) |

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

Management currently expects that interest rates will move slightly higher during 2005. Management has not presently identified any factors that it believes might cause interest rates to increase sharply in a short period of time. However, changes in interest rates that can significantly affect the Company, either positively or negatively, are possible. In the absence of significant changes in market interest rate levels, any significant changes in net interest income during 2005 are expected to result primarily from changes in the volumes of interest earning assets and liabilities.

## Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2004 by $97,325,000, resulting in a cumulative gap ratio of .47. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2004 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

**Interest Sensitivity Analysis**

| | December 31, 2004 | | | | |
|---|---|---|---|---|---|
| | Within 3 Months | 4-12 Months | Over 1-5 Years | Over 5 Years | Total |
| | (Dollars in thousands) | | | | |
| Interest earning assets | | | | | |
| Interest bearing deposits due from banks | $ 36 | $ - | $ - | $ - | $ 36 |
| Securities | 331 | 900 | 50,533 | 49,688 | 101,452 |
| Other investments | 1,011 | - | - | - | 1,011 |
| Federal funds sold | 34,214 | - | - | - | 34,214 |
| Loans (1) | 38,373 | 12,253 | 93,332 | 12,352 | 156,310 |
| Total interest earning assets | 73,965 | 13,153 | 143,865 | 62,040 | $ 293,023 |
| Interest bearing liabilities | | | | | |
| Interest bearing deposits | | | | | |
| Interest bearing transaction accounts | $ 34,055 | $ - | $ - | $ - | $ 34,055 |
| Savings | 31,698 | - | - | - | 31,698 |
| Time deposits $100M and over | 18,071 | 29,969 | 13,633 | - | 61,673 |
| Other time deposits | 18,429 | 48,721 | 38,669 | - | 105,819 |
| Short-term borrowings | 1,500 | 1,000 | - | - | 2,500 |
| Long-term debt | - | 1,000 | 3,000 | 3,500 | 7,500 |
| Total interest bearing liabilities | 103,753 | 80,690 | 55,302 | 3,500 | $ 243,245 |
| Interest sensitivity gap | $ (29,788) | $ (67,537) | $ 88,563 | $ 58,540 | |
| Cumulative interest sensitivity gap | $ (29,788) | $ (97,325) | $ (8,762) | $ 49,778 | |
| Gap ratio | 0.71 | 0.16 | | | |
| Cumulative gap ratio | 0.71 | 0.47 | | | |

(1) Loans are net of nonaccruing loans totaling $1,465,000.

## Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the related allowance for loan losses. Provisions for loan losses were $380,000, $522,000 and $1,291,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The decreased provisions in 2004 and 2003 were largely the result of decreasing amounts of net loan charge-offs as compared with 2002 and lower rates of loan growth during 2004 and 2003 as compared with 2002. The allowance for loan losses as a percentage of total loans at year-end was 1.42% for 2004 compared with 1.49% as of the end of 2003. Net charge-offs for 2004 were $337,000, an increase of $62,000 from the amount for 2003. Net charge-offs for 2003 were $275,000, a decrease of $266,000 from the 2002 amount. See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses" and "The Application of Critical Accounting Policies" for further information and a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

**Other Income**

Noninterest income for 2004 increased by $21,000 over the amount for 2003, primarily due to increased service charges on deposit accounts and higher amounts of other income. In 2004, net losses on sales of investment securities were $10,000 compared with net gains totaling $80,000 on such sales in 2003. Income from mortgage brokerage activities for 2004 decreased to $149,000 from $202,000 in 2003. Because interest rates for residential mortgage loans have been at historically low levels for the past few years, refinancing of those loans had largely occurred in prior years. Management believes that the income derived from that activity in 2004 represents a more sustainable level than 2003.

Noninterest income for 2003 increased by $620,000 or 43.9% over 2002. Service charges on deposit accounts accounted for $358,000 of this increase due primarily to charges associated with a pre-arranged overdraft protection product first introduced in 2002. Income from mortgage brokerage activities increased $127,000 in 2003 over 2002. In 2002, the Company began originating mortgage loans with the intent to sell, principally to a regional mortgage banker. The Company has since changed the nature of this part of its business and no longer originates such loans for its own account. In 2003, the Company realized net gains from the sale of a few available-for-sale securities of $80,000, compared with a loss of $2,000 in 2002.

**Other Expenses**

Noninterest expenses for 2004 increased by $737,000 or 16.7% over the amount for 2003. Salaries and employee benefits increased $360,000 or 14.9% over the amount for 2003. This increase was comprised of an increase of $80,000 in employee bonuses, the effects of normal salary increases granted from time-to-time, higher staffing levels needed to manage the Company's expanded office network, higher participation levels in the Company's 401(k) plan and a $20,000 increase in expenses for employee insurance benefits.

As of December 31, 2004, the Company has two stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has adopted the disclosure provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," as amended. Refer to "Stock-Based Compensation" in Note A to the consolidated financial statements included in this report for the pro-forma effects on net income and net income per share if the Company had applied such fair value method recognition.

Other expense for 2004 increased $335,000, or 22.9%, over the 2003 amount. Professional services expenses increased by $18,000, property, fidelity, liability and federal deposit insurance expenses increased by $26,000, expenses related to holding and disposing of other real estate increased by $159,000 including realized losses of $35,000 and writedowns of such properties totaling $125,000. Expenses for the Company's accounting software increased by $70,000 in 2004. This expense is determined in large part by the number of customer accounts maintained by the Company. As the Company's geographic footprint expands and its marketing efforts are successful, software upgrades and expense increases become necessary.

Furniture and equipment expense for 2004 was $32,000 more than in 2003 due to higher depreciation expense attributable primarily to imaging equipment originally acquired during 2003.

Noninterest expenses increased $717,000 or 19.4% for 2003 over the amount for 2002. Salaries and employee benefits increased $364,000 or 17.7% over the amount for 2002. This increase was caused primarily by the cost of staffing the Company's Westminster office which opened for commercial operations in temporary facilities in May, 2003. The 2003 increase in personnel expense was also due to normal salary and wage adjustments. In addition, employee group insurance expense was up $43,000 or 36.1% in 2003 due to significant premium increases as well as more participants.

Net occupancy and furniture and equipment expenses for 2003 increased $106,000 or 24.9%. Depreciation expense increased $34,000, largely due to the approximately $300,000 purchase of check imaging equipment primarily during the third quarter. Building and equipment maintenance and repair expenses increased $39,000. Property taxes, utilities and other related expenses also increased. The new branch office in Westminster contributed to a portion of the increase in these expenses.

Other noninterest expenses increased $246,000 or 20.2% for 2003 as compared with 2002. Stationery, printing and postage expense was $45,000 higher in 2003 largely due to the costs of implementing the new imaging technology for customers' statements and increases in account volumes from a larger customer base. Advertising and promotion expenses were up $33,000 primarily because of increased advertising to attract deposits and promote the new Westminster office. Other expenses increased primarily due to the branch expansion into Westminster, increased costs of computer software, and higher costs of corporate governance compliance resulting from recent regulatory changes.

Noninterest expenses are expected to continue to increase in 2005 due to continued market expansion and technology investment. Increases in noninterest expenses are closely monitored and cost control will continue to be emphasized by management where possible in order to achieve profitability objectives and attain the goal of growth in the Company's market share in Oconee and Anderson counties.

### Income Taxes

For 2004, federal and state income tax expenses increased by $290,000 to $1,957,000. For 2003, federal and state income tax expenses increased by $140,000 to $1,667,000 from $1,527,000 in 2002. The fluctuations in income tax expense are due to increasing amounts of earnings. The effective income tax rate (income tax expense divided by income before income taxes) was 36.3% for 2004, 35.7% for 2003, and 35.6% for 2002. The Company's nominal income from nontaxable sources, such as nontaxable investment securities or loans to local governments, is not a significant factor in the determination of its effective tax rate.

### Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

| | December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (Dollars in thousands) | | |
| Available-for-sale | | | |
| U. S. Government agencies | $ 46,768 | $ 53,171 | $ 43,334 |
| State, county and municipal | 2,101 | 2,021 | 210 |
| Mortgage-backed securities | 43,214 | 30,831 | 19,424 |
| Total available-for-sale | 92,083 | 86,023 | 62,968 |
| Held-to-maturity | | | |
| Mortgage-backed securities | 9,369 | - | - |
| Total securities | $ 101,452 | $ 86,023 | $ 62,968 |

The following table presents maturities and weighted average yields of securities at December 31, 2004. Yields on tax-exempt state, county and municipal obligations have not been computed on a taxable-equivalent basis.

**Securities Portfolio Maturities and Yields**

| | December 31, 2004 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Within One Year | | After One Year Through Five Years | | After Five Years Through Ten Years | | After Ten Years | | Total | |
| | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield |
| | (Dollars in thousands) | | | | | | | | | |
| U. S. Government agencies | $ - | 0.00% | $ 41,167 | 2.78% | $ 5,601 | 2.93% | $ - | 0.00% | $ 46,768 | 2.80% |
| State, county and municipal | - | 0.00% | - | 0.00% | 1,335 | 3.22% | 766 | 3.75% | 2,101 | 3.41% |
| Mortgage-backed securities (1) | 70 | 5.35% | 6,244 | 3.33% | 20,422 | 3.42% | 25,847 | 4.20% | 52,583 | 3.80% |
| Total | $ 70 | 5.35% | $ 47,411 | 2.85% | $ 27,358 | 3.31% | $ 26,613 | 4.19% | $ 101,452 | 3.33% |

(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2004, the Company realized net losses of $10,000 on the sale of securities available-for-sale. During 2003, the Company sold several available-for-sale securities resulting in net realized gains of $80,000. During 2002, securities were sold resulting in the recognition of a $2,000 loss. No transfers of available-for-sale or held-to-maturity securities to other categories were made in any of the years 2002 through 2004.

The investment portfolio grew by $15,429,000 in 2004 over the 2003 year-end amount. Late in the second quarter of 2004, the Company borrowed approximately $10,000,000 from the Federal Home Loan Bank of Atlanta and invested the proceeds in mortgage-backed securities classified as held-to-maturity which had maturities at purchase ranging from fifteen to twenty years. Generally, the Company invests in pass-through mortgage backed securities issued by U. S. Government agencies. Those pass-through securities supply the Company with a source of liquidity since payments made on the mortgage loans underlying the securities are passed through to the Company monthly. Available-for-sale securities grew by $6,060,000 over the 2003 amount, due primarily to slower growth in loan demand in the Company's market area. Also, the Company has a significant amount of local governmental deposits for which it is required by law to pledge securities as collateral. The Company had pledged securities with a carrying value of $47,286,000 to secure public deposits as of December 31, 2004. The investment portfolio grew by $23,055,000 in 2003 over the amount at the end of 2002. This increase was primarily the result of insufficient demand for quality loans to more profitably employ the large volume of new time deposits obtained in 2003. As of December 31, 2003, securities with a carrying value of $40,898,000 were pledged to secure public deposits.

Short-term market rates of interest increased during 2004 while longer-term interest rates decreased slightly. Interest rates decreased slightly during 2003 from the levels existing at the end of 2002. These external factors contribute significantly to the Company's pricing structure for its loan and deposit products and, to a large extent, determine the rates available on investment securities. In 2004, securities issuers continued to exercise call options in order to refinance their debts at interest rates lower than the rates existing at the time the securities were issued originally. However, as short-term interest rates increased during the latter half of 2004, the frequency of those call exercises decreased. In 2004, more than $36,000,000 of the Company's investment securities were called. In 2003, the Company was also subject to early call redemptions of securities. Such early calls totaled $54,300,000 in 2003, representing a turnover rate of approximately 86% of the year end 2002 investment portfolio. In order to maintain the net interest margin, the Company in 2004 and 2003 invested larger amounts in longer-term U. S. Government agencies and mortgage-backed securities. However, the average expected life of the securities portfolio as of December 31, 2004 was 12 months shorter than the average expected life as of December 31, 2003. The expected life of the securities portfolio includes adjustments for the rate at which mortgage-backed securities are currently being paid. As of December 31, 2004, approximately 26% of the Company's investments have contractual maturities of more than 10 years, with the majority of those investments in mortgage-backed instruments.

In addition to buying longer-term securities, the Company has also decreased significantly the proportion of its securities investments in direct debt issuances of U. S. Government agencies and increased the proportion invested in mortgage-backed securities. These actions were taken in recognition of the fact that the calls exercised on longer-term callable U. S. Government agencies securities had made those investments less desirable because of the associated reinvestment risk. Pass-through mortgage-backed issues became more desirable in management's opinion because, even in the case of extremely high prepayment experience, only rarely would the entire issue be paid off at one time. Consequently, management believes that the monthly cash flows from the pass-through mortgage-backed issues are generally more predictable, change gradually over time and are, therefore, more manageable.

By purchasing longer-term mortgage-backed securities, management potentially accepts a higher level of interest rate risk than the level that would result from investing solely in shorter-term higher-quality instruments. However, management believes that this risk is mitigated somewhat by expected prepayments of the mortgage-backed securities and the presence of U. S. Government agencies' guarantees. Such prepayments in recent years have been driven to unusually high levels by increased home mortgage refinancing activity resulting from historically low residential mortgage interest rates. While the pace of prepayments likely will slow from that seen in recent years, management believes that the longer-term historical record indicates that the average life of mortgage loans, and therefore the expected average life of a typical mortgage-backed security, is significantly shorter than its contractual terms due to factors other than interest rates.

All mortgage-backed securities held by the Company were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association.

## Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans. The Company's loan portfolio is, however, dependent upon economic and other factors that affect its local market area.

The amounts of loans outstanding at December 31, 2004, 2003 and 2002 are shown in the following table according to type of loan, and the percentage of each category to total loans:

### Loan Portfolio Composition

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | |
| | Amount | % | Amount | % | Amount | % |
| | (Dollars in thousands) | | | | | |
| *Commercial, financial and industrial* | | | | | | |
| Commercial and industrial | $ 21,907 | 13.9% | $ 20,592 | 13.9% | $ 19,124 | 13.9% |
| Purchasing or carrying securities | 2,372 | 1.5% | 2,323 | 1.6% | 2,547 | 1.9% |
| Real estate - construction | 338 | .2% | 436 | .3% | 822 | .6% |
| Real estate - mortgage | | | | | | |
| 1-4 family residential | 65,360 | 41.4% | 58,762 | 39.8% | 54,471 | 39.7% |
| Multifamily (5 or more) residential | 1,036 | .7% | 2,095 | 1.4% | 2,311 | 1.7% |
| Nonfarm, nonresidential | 43,589 | 27.6% | 40,834 | 27.7% | 36,122 | 26.3% |
| Consumer installment | | | | | | |
| Credit card and checking credit | 1,036 | .7% | 998 | .7% | 1,033 | .7% |
| Other | 22,137 | 14.0% | 21,610 | 14.6% | 20,929 | 15.2% |
| Total loans | $ 157,775 | 100.0% | $ 147,650 | 100.0% | $ 137,359 | 100.0% |

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Total loans grew $10,125,000 or 6.9% in 2004, compared with $10,291,000 or 7.5% in 2003. The ratio of total loans to total deposits at the end of 2004 was 58.8% compared with 57.6% at the end of 2003. The percentage composition of the loan portfolio as to type of loan did not change significantly in 2004 as compared with 2003 and 2002.

Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2004, total commercial and industrial loans increased $1,315,000 or 6.4%, compared with an increase of $1,468,000 or 7.7% during 2003. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) increased by $2,755,000 or 6.7%, compared with an increase of $4,712,000 or 13.0% in 2003. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-value ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised approximately 70% and 69% of the Company's loan portfolio at the end of 2004 and 2003, respectively. Real estate mortgage loans of all types grew $8,294,000 during 2004 and by $8,787,000 during 2003. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

**Maturity and Interest Sensitivity Distribution of Loans**

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2004, as well as the type of interest requirement on such loans.

| | December 31, 2004 | | | |
|---|---|---|---|---|
| | One Year or Less | One to Five Years | Five Years or More | Total |
| | (Dollars in thousands) | | | |
| Commercial, financial and industrial | $ 10,190 | $ 13,962 | $ 127 | $ 24,279 |
| Real estate - construction | 166 | 144 | 28 | 338 |
| Real estate - mortgage | 19,610 | 56,371 | 34,004 | 109,985 |
| Consumer installment | 4,405 | 17,106 | 1,662 | 23,173 |
| Total loans | $ 34,371 | $ 87,583 | $ 35,821 | $ 157,775 |
| Predetermined rate, maturity greater than one year | | $ 80,136 | $ 12,484 | $ 92,620 |
| Variable rate or maturity within one year | $ 34,371 | $ 7,447 | $ 23,337 | $ 65,155 |

**Impaired Loans**

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. The Company has no loans accounted for as troubled debt restructurings. Following is a summary of the Company's impaired loans:

### Nonaccrual and Past Due Loans

| | December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (Dollars in thousands) | | |
| Nonaccrual loans | $ 1,465 | $ 997 | $ 866 |
| Accruing loans 90 days or more past due | 9 | - | - |
| Total | $ 1,474 | $ 997 | $ 866 |
| Percent of total loans | 0.9% | 0.7% | 0.6% |

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms, and the amounts of interest income actually accrued and collected, was immaterial to the consolidated financial statements for 2004, 2003 and 2002.

As of December 31, 2004, there were no commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

### Potential Problem Loans

Management has identified and maintains a list of potential problem loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2004 determined by management to be potential problem loans was $1,403,000, an increase of $350,000 over the amount of such loans as of December 31, 2003. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. The following table presents information about the types of collateral securing potential problem loans.

| | December 31, 2004 | |
|---|---|---|
| | Amount | % |
| | (Dollars in thousands) | |
| Real estate mortgage | $ 751 | 53.5% |
| Vehicles | 174 | 12.4% |
| Mobile homes | 50 | 3.6% |
| Other | 299 | 21.3% |
| Unsecured | 129 | 9.2% |
| Total | $ 1,403 | 100.0% |

### Allowance for Loan Losses

The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

Management believes that an aggregate evaluation that emphasizes individual loan risk grades and specific problem loan allocations is more meaningful than an allocation by loan categories. Management is not aware of any significant degree of increased exposure, risk of collection or other adverse features in any particular category of loans. See "The Application of Critical Accounting Policies" for further discussion of the factors and procedures used by management in estimating the allowance for loan losses.

**Summary of Loan Loss Experience**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (Dollars in thousands) | | | | |
| Total loans outstanding at end of period | $ 157,775 | $ 147,650 | $ 137,359 | $ 119,744 | $ 97,562 |
| Average amount of loans outstanding | 152,546 | 142,322 | 130,104 | 106,480 | 86,262 |
| Balance of allowance for loan losses - beginning | $ 2,197 | $ 1,950 | $ 1,200 | $ 1,000 | $ 943 |
| Loans charged off | | | | | |
| Commercial and industrial | 31 | 305 | 193 | 249 | 97 |
| Real estate - mortgage | 104 | - | 131 | - | 40 |
| Consumer installment | 226 | - | 223 | 126 | 121 |
| Total charge-offs | 361 | 305 | 547 | 375 | 258 |
| Recoveries of loans previously charged off | | | | | |
| Commercial and industrial | 6 | 30 | 1 | - | - |
| Consumer installment | 18 | - | 5 | 8 | 10 |
| Total recoveries | 24 | 30 | 6 | 8 | 10 |
| Net charge-offs | 337 | 275 | 541 | 367 | 248 |
| Additions to allowance charged to expense | 380 | 522 | 1,291 | 567 | 305 |
| Balance of allowance for loan losses - ending | $ 2,240 | $ 2,197 | $ 1,950 | $ 1,200 | $ 1,000 |
| Ratios | | | | | |
| Net charge-offs to average loans | 0.22% | 0.19% | 0.42% | 0.34% | 0.29% |
| Net charge-offs to loans at end of period | 0.21% | 0.19% | 0.39% | 0.31% | 0.25% |
| Allowance for loan losses to average loans | 1.47% | 1.54% | 1.50% | 1.13% | 1.16% |
| Allowance for loan losses to loans at end of period | 1.42% | 1.49% | 1.42% | 1.00% | 1.02% |
| Net charge-offs to allowance for loan losses | 15.04% | 12.52% | 27.74% | 30.58% | 24.80% |
| Net charge-offs to provision for loan losses | 88.68% | 52.68% | 41.91% | 64.73% | 81.31% |

## Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2004, 2003 and 2002, are summarized below:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | |
| | Amount | % | Amount | % | Amount | % |
| | (Dollars in thousands) | | | | | |
| Noninterest bearing demand | $ 31,435 | 12.0% | $ 26,778 | 10.9% | $ 24,672 | 12.2% |
| Interest bearing transaction accounts | 35,707 | 13.6% | 32,985 | 13.6% | 28,945 | 14.3% |
| Savings | 31,052 | 11.8% | 28,255 | 11.5% | 25,470 | 12.5% |
| Time deposits $100M and over | 60,301 | 23.0% | 63,106 | 25.8% | 54,650 | 26.9% |
| Other time deposits | 103,923 | 39.6% | 93,588 | 38.2% | 69,272 | 34.1% |
| Total deposits | $262,418 | 100.0% | $244,712 | 100.0% | $203,009 | 100.0% |

As of December 31, 2004, there were $61,673,000 in time deposits of $100,000 or more. Approximately $18,071,000 mature within three months, $11,588,000 mature over three through six months, $18,381,000 mature over six through twelve months and $13,633,000 mature after one year. This level of large time deposits, as well as the growth in other deposits, can be attributed to growth planned by management. The vast majority of time deposits $100,000 and over are acquired within the Company's market areas in the ordinary course of business from customers with standing banking relationships. As of December 31, 2004, approximately $16,073,000 of time deposits of $100,000 or more represented deposits of local governmental entities. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. The Company does not purchase brokered deposits.

### Short-term Borrowings

The following table summarizes the Company's short-term borrowings consisting of advances payable to the Federal Home Loan Bank of Atlanta.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | Amount | Amount | Amount |
| | (Dollars in thousands) | | |
| Maximum oustanding at any month end during the period | $ 2,500 | $ - | $ - |
| Balance outstanding at end of year | $ 2,500 | $ - | $ - |
| Average outstanding during the period | $ 1,352 | $ - | $ - |
| Weighted average interest rate during the period | 2.00% | 0.00% | 0.00% |
| Weighted average interest rate at end of the period | 2.44% | 0.00% | 0.00% |

### Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Return on assets | 1.17% | 1.12% | 1.24% |
| Return on equity | 14.20% | 14.03% | 14.89% |
| Dividend payout ratio | 0.00% | 0.00% | 0.00% |
| Equity to assets ratio | 8.24% | 8.00% | 8.33% |

### Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 68.8% of average total assets during 2004 compared with 67.8% during 2003. Deposits of several local governmental entities comprised approximately 15% and 17% of total deposits at the end of 2004 and 2003, respectively. Because of the potentially volatile nature of this funding source, management maintains the Bank's membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. During 2004, the banking subsidiary obtained approximately $10,000,000 of short-term borrowings and long-term debt from the FHLB. As of December 31, 2004, the banking subsidiary is eligible to borrow up to an additional $31,960,000 from the FHLB. Such borrowings are secured by a lien on its investment in FHLB stock and all qualifying first mortgage residential loans held. Assets actually or potentially subject to this lien totaled approximately $55,610,000 as of December 31, 2004. In addition, the banking subsidiary has available an unused short-term line of credit to purchase up to $6,900,000 of federal funds from an unrelated correspondent institution. The line is generally available on a one-day basis for up to 14 days in any 30 day period, in the sole discretion of the lender. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Securities available-for-sale and funds available from maturing loans and mortgage-backed securities paydowns provide secondary sources of liquidity.

Community First Bancorporation's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the parent company. Any of the banking subsidiary's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings ($3,463,000 at December 31, 2004) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. In 2004 and 2003, the parent company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Management believes that the overall liquidity sources of both the Company and its banking subsidiary are adequate to meet their operating needs.

**Capital Resources**

Shareholders' equity increased by $3,399,000 and $2,452,000 during 2004 and 2003, respectively. During 2004, net income increased shareholders' equity by $3,437,000 and the exercise of employee stock options provided an increase of $269,000. Other comprehensive income or loss, which consisted primarily of the change in unrealized holding gains or losses on available-for-sale securities, net of deferred tax effects, decreased shareholders' equity by $300,000. In lieu of fractional shares, $7,000 was paid with respect to the 10% stock dividend declared in 2004. During 2003, net income increased shareholders' equity by $3,005,000 and the exercise of employee stock options provided an increase of $32,000. Other comprehensive income or loss, consisting primarily of the change in unrealized holding gains or losses on available-for-sale securities, net of deferred tax effects, decreased shareholders' equity by $578,000. In lieu of fractional shares, $7,000 was paid with respect to the 5% stock dividend issued in 2003.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2004 and 2003, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized, the Company and the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. Federal regulators may also categorize the Company or the Bank as less than well capitalized based on subjective criteria. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum ratio requirements.

| | Actual | | Minimum for Capital Adequacy | | Minimum to be Well Capitalized | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| December 31, 2004 | | | (Dollars in thousands) | | | |
| The Company | | | | | | |
| Total Capital to risk weighted assets | $ 28,176 | 13.9% | $ 16,182 | 8.0% | $ 20,227 | 10.0% |
| Tier 1 Capital to risk weighted assets | $ 25,936 | 12.8% | $ 8,091 | 4.0% | $ 12,136 | 6.0% |
| Tier 1 Capital to average assets (leverage) | $ 25,936 | 8.7% | $ 11,884 | 4.0% | $ 17,825 | 6.0% |
| Community First Bank | | | | | | |
| Total Capital to risk weighted assets | $ 27,610 | 13.7% | $ 16,182 | 8.0% | $ 20,227 | 10.0% |
| Tier 1 Capital to risk weighted assets | $ 25,370 | 12.5% | $ 8,092 | 4.0% | $ 12,136 | 6.0% |
| Tier 1 Capital to average assets (leverage) | $ 25,370 | 8.5% | $ 11,884 | 4.0% | $ 17,825 | 6.0% |
| December 31, 2003 | | | | | | |
| The Company | | | | | | |
| Total Capital to risk weighted assets | $ 24,770 | 15.2% | $ 13,001 | 8.0% | $ 16,251 | 10.0% |
| Tier 1 Capital to risk weighted assets | $ 22,737 | 14.0% | $ 6,500 | 4.0% | $ 9,751 | 6.0% |
| Tier 1 Capital to average assets (leverage) | $ 22,737 | 8.3% | $ 10,959 | 4.0% | $ 16,439 | 6.0% |
| Community First Bank | | | | | | |
| Total Capital to risk weighted assets | $ 23,940 | 14.7% | $ 13,001 | 8.0% | $ 16,251 | 10.0% |
| Tier 1 Capital to risk weighted assets | $ 21,907 | 13.5% | $ 6,500 | 4.0% | $ 9,751 | 6.0% |
| Tier 1 Capital to average assets (leverage) | $ 21,907 | 8.0% | $ 10,959 | 4.0% | $ 16,439 | 6.0% |

## Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

## Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The Company presently engages in only limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements which the Company has entered into that involve an entity that is not consolidated into its financial statements and, under which the Company, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee or similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto).

The Company's off-balance-sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual amounts of those arrangements:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| | (Dollars in thousands) | |
| Loan commitments | $ 19,771 | $ 14,482 |
| Standby letters of credit | 884 | 449 |

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises. Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

## The Application of Critical Accounting Policies

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the provision and allowance for loan losses discussed below is a critical accounting policy that may involve a higher degree of judgment and complexity in its application and represents the critical accounting policy used in the preparation of the Company's financial statements. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

Management has discussed the selection, development and disclosure of its critical accounting policy's methodology and assumptions with the Company's audit committee to enhance that body's awareness of those factors and to enable it to assess the appropriateness of management's procedures and conclusions, and its disclosures about this accounting policy.

*Provision and Allowance for Loan Losses*

The Company is required to estimate the collectibility of its loan portfolio as of each accounting period end and, based on such estimates, provide for an allowance for loan losses. The allowance for loan losses is increased by the provision for loan losses charged to expense, and any recoveries received on loans previously charged off. The allowance is decreased by deducting the amount of uncollectible loans charged off.

A considerable amount of judgment is required in order to compute an estimate of the amount of the allowance for loan losses. Management's judgments must be applied in assessing the current creditworthiness of the Company's borrowers and in estimating uncertain future events and their potential effects based on currently known facts and circumstances. Changes in the estimated allowance for loan losses arising as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which such a change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific allowance amounts are provided for individual loans based on management's evaluation of the Company's loss exposure taking into account the current payment status, underlying collateral and other known information about a particular borrower's circumstances. Typically, these loans are identified as impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount believed to be appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's internal auditor, who is independent of the lending function.

The provision for loan losses charged to expense decreased significantly in 2004 to $380,000 compared with $522,000 and $1,291,000 in 2003 and 2002, respectively. The allowance for loan losses at the end of 2004 was $2,240,000, an increase of $43,000 over the $2,197,000 allowance as of the end of 2003. As a percentage of total loans outstanding at year end, the allowance for loan losses stood at 1.42%, 1.49%, and 1.42% for 2004, 2003, and 2002, respectively. In making its judgments about the percentage factors applied to loan risk grade categories in 2002 and 2003, management was relatively pessimistic about local conditions. Several key factors influenced management's development of its loan loss estimates in those years, including increases in loans outstanding, net loan charge-offs, impaired or non-performing loans and potential problem loans over the previous three years. Management believes that the local economy remains relatively healthy, but uncertainty continues with regard to the effects that the 2003 bankruptcy of a mortgage banking operation's local funding subsidiary might have on the Company's borrowers. This failure caused losses of approximately $200,000,000 to numerous large and small local investors. While manufacturing remains a significant sector of the local economy, it continues to be affected by industry pressures including increased off-shoring of production. Total year end loans grew 6.9%, 7.5%, and 14.7% in 2004, 2003, and 2002, respectively. The Company entered into the new market of Anderson County, South Carolina in 1999, and has continued to expand its presence over the last several years. Activities within this market initially emphasized the acquisition of deposit liabilities to fund loan growth. The Company's loan origination activities increased significantly in each of the years since 2000. Because the Anderson County market was relatively new to the Company, management in the past perceived a higher degree of risk in its lending operations there and, consequently, a higher provision and allowance for loan losses was estimated until further experience was obtained. Loan growth has also had an influence on the provisions for loan losses in 2004, 2003 and 2002. Net loan charge-offs increased to $337,000 in 2004 after decreasing to $275,000 in 2003 from $541,000 in 2002. As of the end of 2004, impaired loans grew to $1,474,000, an increase of $477,000 over the 2003 year-end amount. Potential problem loans were $1,403,000 at the end of 2004, compared with $1,053,000 at the end of 2003 and $1,279,000 at the end of 2002. As evidenced by the decreased amounts of net charge offs compared to 2002, loss exposure subsequent to 2002 has proved to be lower than management originally estimated. The result has been a reduction of the allowance for loan losses as a percentage of loans as of December 31, 2004 to the same level as at the end of 2002. Collateral values of real estate and vehicles taken on many of the impaired and potential problem loans have so far helped keep charge-offs relatively low when considering the total exposure to such loans.

Management has established loan and credit policies and practices that are designed to control credit risks as a part of the loan underwriting process. These policies and practices include, for example, requirements for minimum loan to collateral value ratios, real estate appraisal requirements and obtaining credit and financial information on borrowers. However, if the capacity for borrowers to repay and/or collateral values should deteriorate subsequent to the underwriting process, the estimate of the provision and allowance for loan losses might increase, thereby decreasing net income and shareholders' equity. The total amount of loans secured by real estate mortgages increased by $35,747,000 from $74,238,000 at the end of 2001 to $109,985,000 by the end of 2004. Of this increase, $20,031,000 consisted of loans secured by 1-4 family residential real estate mortgages, and $16,542,000 consisted of loans secured by nonfarm, nonresidential real estate mortgages. A significant or prolonged downturn in national and local economic and business conditions could negatively affect the borrowers' capacity to repay these loans as well as the value of the underlying collateral. This scenario would be likely to substantially increase the level of impaired or non-performing loans and non-earning foreclosed real estate and increase overall credit risk by shrinking the margin of collateral values as compared with loans outstanding. Another factor that could adversely affect borrowers' ability to make payments in accordance with loan terms is the potential for increases in rates charged for loans. The Company has a significant amount of variable rate loans outstanding. In addition, some loans are refinanced at maturity rather than being paid out in a lump sum. If interest rates were to increase sharply in a short time period, some loan customers might not be able to afford payments on loans made or repriced at the higher resulting interest rates, nor would they necessarily be able to obtain more favorable terms elsewhere. This could also cause an increase in the amounts of impaired or non-performing assets and other credit risks.

**Impact of Recent Accounting Changes**

***Consolidation of Variable Interest Entities*** FASB Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 requires that if a business enterprise has a controlling financial interest in a VIE, the assets, liabilities and results of the activities of the VIE must be included in the consolidated financial statements of a business enterprise. This interpretation also requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. VIEs that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 was effective immediately for VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applied in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. This Interpretation does not apply to securitization structures that are qualified special purpose entities as defined within FASB Statement No. 140. Management does not believe that adoption of this Interpretation has had, or will have, any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

***Share-Based Payment*** SFAS No. 123 (revised 2004), "SFAS 123(R)," was issued in December 2004 and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Several other pronouncements are amended or superseded as well. SFAS 123(R) generally requires use of a fair-value measurement objective for such transactions and amends SFAS No. 95 to require that excess tax benefits resulting from such transactions be reported as financing cash flows rather than as a reduction of taxes paid. SFAS No. 123(R) is effective for public small business filers as of the beginning of the first interim or annual reporting period that begins after December 31, 2005. Various transition methods are available for the restatement of prior period information. Management has not yet decided which of the available transition methods the Company will employ, and accordingly is unable to estimate the effect of the implementation of this statement on the Company's consolidated financial position or results of operations for any period.

***Exchanges of Nonmonetary Assets*** SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29," eliminates an exception to the measurement of such exchanges at fair value for similar productive assets and replaces it with an exception for such exchanges that do not have commercial substance. The provisions of this Statement are required to be applied prospectively to exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for such exchanges occurring in fiscal periods beginning after December 16, 2004. It is not expected that adoption and application of the provisions of this Statement will have any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

***EITF Issue No. 03-1*** Emerging Issues Task Force ("EITF") Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment," requires that companies report information about certain debt and equity securities when the estimated fair values of those securities are less than their costs. Implementation of the guidance contained in paragraphs 10-20 of EITF Issue No. 03-1was delayed by the FASB and the effective date for those paragraphs will be superseded concurrent with the final issuance of proposed FSP EITF Issue No. 03-1-a. Substantially all of the Company's investment securities are issued by the U.S. Government, or by U.S. Government agencies and corporations, and generally do not contain provisions that would allow the securities to be settled in such a way that the Company would not recover substantially all of its cost. Management intends, and believes that it has the ability, to hold such securities until a forecasted recovery of the fair market value, including until maturity. Management does not believe that implementation of this guidance will have any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

# Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheets of Community First Bancorporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community First Bancorporation and subsidiary as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with U. S. generally accepted accounting principles.

J. W. Hunt and Company, LLP

J. W. Hunt and Company, LLP
Columbia, South Carolina
January 27, 2005

# Consolidated Balance Sheets
## Community First Bancorporation and Subsidiary

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks (Note B) | $ 5,652,056 | $ 7,560,353 |
| Interest bearing deposits due from banks | 36,139 | 28,764 |
| Federal funds sold | 34,214,000 | 31,916,000 |
| Cash and cash equivalents | 39,902,195 | 39,505,117 |
| Securities available-for-sale (Note C) | 92,083,693 | 86,022,915 |
| Securities held-to-maturity (fair value of $9,560,157) (Note C) | 9,368,609 | - |
| Other investments | 1,011,100 | 750,200 |
| Loans (Note D) | 157,774,989 | 147,649,915 |
| Allowance for loan losses | (2,239,873) | (2,196,500) |
| Loans - net | 155,535,116 | 145,453,415 |
| Premises and equipment - net (Note E) | 4,412,780 | 4,453,781 |
| Accrued interest receivable | 1,331,458 | 1,424,305 |
| Real estate held for sale | 175,000 | 980,003 |
| Other assets | 1,527,686 | 1,936,543 |
| Total assets | $ 305,347,637 | $ 280,526,279 |
| **Liabilities** | | |
| Deposits (Note F) | | |
| Noninterest bearing | $ 34,903,113 | $ 32,272,829 |
| Interest bearing | 233,245,112 | 224,277,893 |
| Total deposits | 268,148,225 | 256,550,722 |
| Accrued interest payable | 1,222,118 | 1,356,922 |
| Short-term borrowings (Note G) | 2,500,000 | - |
| Long-term debt (Note G) | 7,500,000 | - |
| Other liabilities | 40,849 | 81,341 |
| Total liabilities | 279,411,192 | 257,988,985 |
| Commitments and contingent liabilities (Note K) | | |
| **Shareholders' equity** (Note H) | | |
| Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 2,648,230 for 2004 and 2,362,057 for 2003 | 24,216,002 | 19,619,589 |
| Retained earnings | 2,220,083 | 3,117,432 |
| Accumulated other comprehensive income (loss) | (499,640) | (199,727) |
| Total shareholders' equity | 25,936,445 | 22,537,294 |
| Total liabilities and shareholders' equity | $ 305,347,637 | $ 280,526,279 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Income
## Community First Bancorporation and Subsidiary

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Interest income** | | | |
| Loans, including fees | $ 10,265,563 | $ 9,938,187 | $ 9,554,406 |
| Securities | | | |
| Taxable | 3,285,186 | 2,269,718 | 2,612,877 |
| Tax-exempt | 73,013 | 26,427 | 9,820 |
| Federal funds sold | 295,000 | 402,559 | 380,691 |
| Other investments | 28,888 | 26,961 | 21,484 |
| Interest bearing deposits due from banks | 558 | 276 | 434 |
| Total interest income | 13,948,208 | 12,664,128 | 12,579,712 |
| **Interest expense** | | | |
| Time deposits $100,000 and over | 1,481,410 | 1,608,789 | 1,572,554 |
| Other deposits | 3,409,058 | 3,480,591 | 3,142,899 |
| Short-term borrowings | 26,975 | - | - |
| Long-term debt | 159,475 | - | - |
| Total interest expense | 5,076,918 | 5,089,380 | 4,715,453 |
| **Net interest income** | 8,871,290 | 7,574,748 | 7,864,259 |
| Provision for loan losses (Note D) | 380,000 | 521,842 | 1,291,384 |
| **Net interest income after provision** | 8,491,290 | 7,052,906 | 6,572,875 |
| **Other income** | | | |
| Service charges on deposit accounts | 1,524,179 | 1,461,488 | 1,103,046 |
| Credit life insurance commissions | 35,481 | 45,814 | 35,586 |
| Gain (loss) on sale of securities (Note C) | (9,580) | 80,488 | (2,475) |
| Mortgage brokerage income | 148,850 | 202,330 | 74,898 |
| Other income | 354,883 | 242,859 | 202,227 |
| Total other income | 2,053,813 | 2,032,979 | 1,413,282 |
| **Other expenses** (Notes I and K) | | | |
| Salaries and employee benefits | 2,779,863 | 2,420,268 | 2,055,809 |
| Net occupancy expense | 255,004 | 243,826 | 189,768 |
| Furniture and equipment expense | 320,217 | 288,229 | 236,000 |
| Other expense | 1,796,249 | 1,461,175 | 1,215,223 |
| Total other expenses | 5,151,333 | 4,413,498 | 3,696,800 |
| **Income before income taxes** | 5,393,770 | 4,672,387 | 4,289,357 |
| Income tax expense (Note J) | 1,957,063 | 1,667,418 | 1,527,561 |
| **Net income** | $ 3,436,707 | $ 3,004,969 | $ 2,761,796 |
| **Per share** (Note H) | | | |
| Net income | $ 1.30 | $ 1.16 | $ 1.07 |
| Net income, assuming dilution | 1.24 | 1.10 | 1.02 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Changes in Shareholders' Equity
## Community First Bancorporation and Subsidiary

| | Common Stock | | | Accumulated | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Retained Earnings | Other Comprehensive Income (Loss) | Total |
| **Balance, January 1, 2002** | 2,117,062 | $ 15,734,004 | $ 1,120,413 | $ 162,358 | $ 17,016,775 |
| Comprehensive income: | | | | | |
| Net income | - | - | 2,761,796 | - | 2,761,796 |
| Unrealized net holding gains arising during the period, net of income tax effects of $120,169 | - | - | - | 214,564 | 214,564 |
| Reclassification adjustment, net of income tax effects of $889 | - | - | - | 1,586 | 1,586 |
| Total other comprehensive income | - | - | - | - | 216,150 |
| Total comprehensive income | - | - | - | - | 2,977,946 |
| Issuance of 5% stock dividend, including cash payment for fractional shares | 106,442 | 1,739,166 | (1,745,106) | - | (5,940) |
| Exercise of employee stock options | 18,913 | 96,071 | - | - | 96,071 |
| **Balance, December 31, 2002** | 2,242,417 | 17,569,241 | 2,137,103 | 378,508 | 20,084,852 |
| Comprehensive income: | | | | | |
| Net income | - | - | 3,004,969 | - | 3,004,969 |
| Unrealized net holding losses arising during the period, net of income tax effects of $294,953 | - | - | - | (526,643) | (526,643) |
| Reclassification adjustment, net of income tax effects of $28,895 | - | - | - | (51,592) | (51,592) |
| Total other comprehensive income (loss) | - | - | - | - | (578,235) |
| Total comprehensive income | - | - | - | - | 2,426,734 |
| Issuance of 5% stock dividend, including cash payment for fractional shares | 112,117 | 2,018,106 | (2,024,640) | - | (6,534) |
| Exercise of employee stock options | 7,523 | 32,242 | - | - | 32,242 |
| **Balance, December 31, 2003** | 2,362,057 | 19,619,589 | 3,117,432 | (199,727) | 22,537,294 |
| Comprehensive income: | | | | | |
| Net income | - | - | 3,436,707 | - | 3,436,707 |
| Unrealized net holding losses arising during the period, net of income tax effects of $171,409 | - | - | - | (306,053) | (306,053) |
| Reclassification adjustment, net of income tax effects of $3,439 | - | - | - | 6,140 | 6,140 |
| Total other comprehensive income (loss) | - | - | - | - | (299,913) |
| Total comprehensive income | - | - | - | - | 3,136,794 |
| Issuance of 10% stock dividend, including cash payment for fractional shares | 240,352 | 4,327,578 | (4,334,056) | - | (6,478) |
| Exercise of employee stock options | 45,821 | 268,835 | - | - | 268,835 |
| **Balance, December 31, 2004** | 2,648,230 | $ 24,216,002 | $ 2,220,083 | $ (499,640) | $ 25,936,445 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

## Community First Bancorporation and Subsidiary

| | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income | $ 3,436,707 | $ 3,004,969 | $ 2,761,796 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Provision for loan losses | 380,000 | 521,842 | 1,291,384 |
| Writedowns of other real estate | 125,000 | - | - |
| Depreciation | 284,033 | 245,281 | 210,892 |
| Deferred income taxes | (10,440) | 31,625 | (227,649) |
| Amortization of net loan fees and costs | (93,669) | (69,999) | (13,103) |
| Securities accretion and premium amortization | 799,472 | 1,045,958 | 195,436 |
| (Gain) loss on sale of available-for-sale securities | 9,580 | (80,488) | 2,475 |
| Gain on sale of loans held for sale | - | (202,330) | (74,898) |
| (Gain) loss on sale of other real estate | 34,758 | (1,009) | 24,443 |
| Decrease (increase) in interest receivable | 92,847 | (73,731) | 115,891 |
| (Decrease) increase in interest payable | (134,804) | 287,745 | (237,919) |
| Decrease (increase) in prepaid expenses | 79,733 | (290,503) | (153,310) |
| (Decrease) increase in other accrued expenses | (40,492) | 19,434 | 13,545 |
| Proceeds of sales of loans held for sale | - | 4,631,235 | 5,011,803 |
| Originations of loans held for sale | - | (4,217,778) | (5,148,032) |
| Net cash provided by operating activities | 4,962,725 | 4,852,251 | 3,772,754 |
| **Investing activities** | | | |
| Purchases of available-for-sale securities | (56,099,448) | (98,268,759) | (68,285,150) |
| Purchases of held-to-maturity securities | (9,949,464) | - | - |
| Maturities, calls and paydowns of available-for-sale securities | 43,485,333 | 69,275,918 | 73,798,110 |
| Short-term borrowings (Note G) | 584,492 | - | - |
| Proceeds from sale of available-for-sale securities | 5,272,766 | 4,069,965 | 2,997,525 |
| Other liabilities | (260,900) | (195,700) | (74,400) |
| Net increase in loans made to customers | (10,509,396) | (11,293,567) | (18,167,859) |
| Purchases of premises and equipment | (179,551) | (550,982) | (1,126,836) |
| Proceeds from sale of other real estate | 489,139 | 61,009 | 169,377 |
| Proceeds from sale of real estate held for sale | 741,522 | - | - |
| Net cash used by investing activities | (26,425,507) | (36,902,116) | (10,689,233) |
| **Financing activities** | | | |
| Net increase (decrease) in demand deposits, interest bearing transaction accounts and savings accounts | 7,330,419 | 20,240,116 | (2,440,429) |
| Net increase in certificates of deposit and other time deposits | 4,267,084 | 24,671,979 | 20,559,827 |
| Net increase in short-term borrowings | 2,500,000 | - | - |
| Proceeds of issuing long-term debt | 7,500,000 | - | - |
| Payment of cash in lieu of fractional shares for stock dividend | (6,478) | (6,534) | (12,281) |
| Exercise of employee stock options | 268,835 | 32,242 | 96,071 |
| Net cash provided by financing activities | 21,859,860 | 44,937,803 | 18,203,188 |
| **Increase in cash and cash equivalents** | 397,078 | 12,887,938 | 11,286,709 |
| **Cash and cash equivalents, beginning** | 39,505,117 | 26,617,179 | 15,330,470 |
| **Cash and cash equivalents, ending** | $ 39,902,195 | $ 39,505,117 | $ 26,617,179 |
| **Supplemental Disclosure of Cash Flow Information** | | | |
| Cash paid during the period for: | | | |
| Interest | $ 5,211,712 | $ 4,801,635 | $ 4,955,123 |
| Income taxes | 1,922,666 | 1,672,319 | 1,807,300 |
| Noncash investing and financing activities: | | | |
| Transfer of loans to other real estate | 141,364 | 796,813 | 25,000 |
| Transfer from real estate held for sale to premises and equipment | 63,481 | - | - |
| Transfers from retained earnings to common stock in connection with stock dividends | 4,327,578 | 2,018,106 | 1,739,166 |
| Other comprehensive income (loss) | (299,913) | (578,235) | 216,150 |

See accompanying notes to consolidated financial statements.

### NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

***Organization*** Community First Bancorporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Community First Bank, are engaged in providing domestic commercial banking services from their headquarters office in Walhalla, and other offices in Seneca, Anderson, Williamston and Westminster, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

Community First Bank is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina. Also, substantially all of its deposits are acquired within its local market areas and no brokered deposits are accepted.

***Principles of Consolidation and Basis of Presentation*** The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiary are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform with the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

***Accounting Estimates*** In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

***Securities*** Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

***Other Investments*** Other investments consist of restricted securities which are carried at cost. Management periodically evaluates these securities for impairment, with any appropriate downward valuation adjustments being made when necessary.

***Loans and Interest Income*** Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans include non-accrual loans, which are loans past due according to their contractual terms 90 days or more with respect to interest or principal payments. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

***Allowance for Loan Losses*** An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is probable, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating uncertain future events and their potential effects based on judgments applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific amounts are determined when necessary on individual loans based on management's evaluation of the Company's credit loss exposure considering the current payment status, underlying collateral and other known information about the particular borrower's circumstances. Typically, these loans are considered impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount deemed appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers' assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's internal auditor who is independent of the lending function.

***Premises and Equipment*** Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

***Other Real Estate and Real Estate Held for Sale*** Other real estate consists of properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure which were carried in other assets at a value of $229,280 as of December 31, 2004. The carrying value of such properties held as of December 31, 2003 was $736,813. These properties are initially recorded at the lower of cost or the estimated fair market value, less estimated selling costs. Loan losses arising from the acquisition of such property are charged to the allowance for loan losses. An allowance for losses on foreclosed properties is maintained for subsequent downward valuation adjustments.

Real estate held for sale is carried in the consolidated balance sheet at the lower of cost or estimated net realizable value. This remaining property consists of a commercial lot that was subdivided and developed from land acquired to construct the banking subsidiary's Anderson office. Management periodically evaluates real estate held for sale for impairment, with any appropriate downward valuation adjustments being made when necessary.

***Advertising*** The Company expenses advertising and promotion costs as they are incurred.

***Retirement Plan*** The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note K. The Company does not sponsor any postretirement or postemployment benefits.

***Deferred Income Taxes*** The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

***Stock-Based Compensation*** As of December 31, 2004, the Company has two stock-based employee compensation plans, which are described more fully in Note H. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. Per share amounts have been adjusted to reflect the effects of a 10% stock dividend effective November 30, 2004 and 5% stock dividends effective November 28, 2003 and November 28, 2002.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Net income, as reported | $ 3,436,707 | $ 3,004,969 | $ 2,761,796 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of any related tax effects | (235,535) | (226,091) | (276,129) |
| Pro forma net income | $ 3,201,172 | $ 2,778,878 | $ 2,485,667 |
| Net income per share, basic | | | |
| As reported | $ 1.30 | $ 1.16 | $ 1.07 |
| Pro forma | 1.21 | 1.07 | 0.97 |
| Net income per share, assuming dilution | | | |
| As reported | $ 1.24 | $ 1.10 | $ 1.02 |
| Pro forma | 1.15 | 1.02 | 0.92 |

The fair values of options granted during 2004, 2003 and 2002 were $9.86, $10.07, and $9.15 per share, respectively. Such fair value was estimated as of the date of the grant using the minimum value option pricing method. The following assumptions were used for grants in 2004, 2003 and 2002: dividend yield of 0%, expected life of 10 years, and risk-free interest rates of 4.36%, 3.87%, and 4.06%, respectively.

Management intends to adopt the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment," as of January 1, 2006, as required under the provisions of that Statement. Management has not yet decided which of the available transition methods the Company will employ, and accordingly is unable to estimate the effect of the implementation of this statement on the Company's consolidated financial position or results of operations for any period. See Note N.

***Earnings Per Share*** Basic net income per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per share, assuming dilution, is calculated by dividing net income by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note H.

***Comprehensive Income*** Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note H.

***Consolidated Statement of Cash Flows*** The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

## NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2004 and 2003 were approximately $1,500,000 and $1,293,000, respectively.

## NOTE C– SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

| | December 31, 2004 | | | | December 31, 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value | Amortized Cost | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| Available-for-sale | | | | | | | | |
| U.S. Government agencies | $ 47,152,289 | $ 5,750 | $ 389,675 | $ 46,768,364 | $ 53,162,008 | $ 179,276 | $ 170,342 | $ 53,170,942 |
| Mortgage-backed securities | 43,644,218 | 58,518 | 488,214 | 43,214,522 | 31,088,557 | 55,853 | 313,364 | 30,831,046 |
| State, county and municipal | 2,066,656 | 35,456 | 1,305 | 2,100,807 | 2,083,938 | 15,043 | 78,054 | 2,020,927 |
| Total | $ 92,863,163 | $ 99,724 | $ 879,194 | $ 92,083,693 | $ 86,334,503 | $ 250,172 | $ 561,760 | $ 86,022,915 |
| Held-to-maturity | | | | | | | | |
| U.S. Government agencies | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Mortgage-backed securities | 9,368,609 | 191,548 | - | 9,560,157 | - | - | - | - |
| State, county and municipal | - | - | - | - | - | - | - | - |
| Total | $ 9,368,609 | $ 191,548 | $ - | $ 9,560,157 | $ - | $ - | $ - | $ - |

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

| | December 31, 2004 | | | |
|---|---|---|---|---|
| | Available-for-sale | | Held-to-maturity | |
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
| Due within one year | $ - | $ - | $ - | $ - |
| Due after one through five years | 41,540,433 | 41,166,795 | - | - |
| Due after five through ten years | 6,915,959 | 6,936,796 | - | - |
| Due after ten years | 762,553 | 765,580 | - | - |
| | 49,218,945 | 48,869,171 | - | - |
| Mortgage-backed securities | 43,644,218 | 43,214,522 | 9,368,609 | 9,560,157 |
| Total | $ 92,863,163 | $ 92,083,693 | $ 9,368,609 | $ 9,560,157 |

The estimated fair values and gross unrealized losses of all of the Company's investment securities whose estimated fair values were less than amortized cost as of December 31, 2004 and 2003 which had not been determined to be other-than-temporarily impaired, are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position. As of December 31, 2004, none of the Company's investments categorized as held-to-maturity were in an unrealized loss position. The Company had no investments in held-to-maturity securities as of December 31, 2003.

| | December 31, 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Continuously in Unrealized Loss Position for a Period of | | | | | |
| | Less than 12 Months | | 12 Months or more | | Total | |
| Available-for-sale | Estimated Fair Value | Unrealized Loss | Estimated Fair Value | Unrealized Loss | Estimated Fair Value | Unrealized Loss |
| U.S. Treasury obligations and direct obligations of U.S. government agencies | $ 40,332,547 | $ 355,302 | $ 2,166,813 | $ 34,373 | $ 42,499,360 | $ 389,675 |
| Federal agency mortgage-backed securities | 19,437,482 | 275,362 | 10,595,571 | 212,852 | 30,033,053 | 488,214 |
| State, county and municipal securities | 243,395 | 1,305 | - | - | 243,395 | 1,305 |
| Total | $ 60,013,424 | $ 631,969 | $ 12,762,384 | $ 247,225 | $ 72,775,808 | $ 879,194 |

| | December 31, 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Continuously in Unrealized Loss Position for a Period of | | | | | |
| | Less than 12 Months | | 12 Months or more | | Total | |
| Available-for-sale | Estimated Fair Value | Unrealized Loss | Estimated Fair Value | Unrealized Loss | Estimated Fair Value | Unrealized Loss |
| U.S. Treasury obligations and direct obligations of U.S. government agencies | $ 21,204,193 | $ 170,342 | $ - | $ - | $ 21,204,193 | $ 170,342 |
| Federal agency mortgage-backed securities | 22,981,498 | 310,696 | 511,618 | 2,668 | 23,493,116 | 313,364 |
| State, county and municipal securities | 1,491,493 | 78,054 | - | - | 1,491,493 | 78,054 |
| Total | $ 45,677,184 | $ 559,092 | $ 511,618 | $ 2,668 | $ 46,188,802 | $ 561,760 |

At December 31, 2004, fifty three securities had been continuously in an unrealized loss position for less than twelve months and seventeen securities had been continuously in an unrealized loss position for twelve months or more. The Company does not consider these investments to be other-than-temporarily impaired because the unrealized losses resulted primarily from the volatility of interest rates. Although the Company classifies a majority of its investment securities as available-for-sale, management has not determined that any specific securities will be disposed of prior to maturity. In addition, there have been no significant adverse changes in the credit ratings of any of the security issuers that would indicate the Company will be unable to collect all principal and interest amounts according to contractual terms.

During 2004, the Company sold available for sale securities with amortized costs totaling $5,282,346 for proceeds of $5,272,766, resulting in gross realized gains of $41,974 and gross realized losses of $51,554. The income tax provision credited to expense applicable to the net realized losses of $9,580 was $3,439. During 2003, the Company sold available for sale securities with amortized costs totaling $3,989,477 for proceeds of $4,069,965, resulting in gross realized gains of $107,420 and gross realized losses of $26,932. The income tax provision charged to expense applicable to the net realized gain of $80,488 was $28,895. During 2002, the Company sold an available-for-sale security with a carrying value of $3,000,000 for $2,997,525, realizing a loss of $2,475 on the sale. The income tax provision credited to expense applicable to this realized loss was $889. There were no transfers of available-for-sale securities to other categories in 2004, 2003 or 2002.

At December 31, 2004 and 2003, securities with a carrying value of $47,286,217 and $40,897,919, respectively, were pledged as collateral to secure public deposits.

**NOTE D - LOANS**

Loans consisted of the following:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Commercial, financial and industrial | $ 24,278,799 | $ 22,915,250 |
| Real estate- construction | 338,073 | 435,712 |
| Real estate - mortgage | 109,984,976 | 101,690,845 |
| Consumer installment | 23,173,141 | 22,608,108 |
| Total | 157,774,989 | 147,649,915 |
| Allowance for loan losses | (2,239,873) | (2,196,500) |
| Loans - net | $ 155,535,116 | $ 145,453,415 |

Net deferred loan fees of $190,335 and $180,322 were allocated to the various loan categories as of December 31, 2004 and 2003, respectively.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of activity regarding the Company's impaired loans:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Investment in impaired loans | | |
| Nonaccrual | $ 1,464,593 | $ 997,165 |
| Accruing 90 days and over past due | 8,677 | - |
| Total | $ 1,473,270 | $ 997,165 |
| Average total investment in impaired loans during the year | $ 1,039,000 | $ 832,000 |
| Allowance for loan losses on impaired loans at year end | 620,662 | 518,213 |

The average total investment in impaired loans during 2002 was $453,000. There were no commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2004.

As of December 31, 2004 and 2003, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

| | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Balance at January 1 | $ 2,196,500 | $ 1,950,000 | $ 1,200,000 |
| Provision charged to expense | 380,000 | 521,842 | 1,291,384 |
| Recoveries | 24,662 | 29,626 | 6,113 |
| Charge-offs | (361,289) | (304,968) | (547,497) |
| Balance at December 31 | $ 2,239,873 | $ 2,196,500 | $ 1,950,000 |

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $8,880,609 and $8,072,649 at December 31, 2004 and 2003, respectively. During 2004, $3,627,425 of new loans were made and repayments totaled $2,819,465.

## NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Land | $ 1,374,047 | $ 1,290,567 |
| Buildings and land improvements | 2,763,574 | 2,730,746 |
| Furniture and equipment | 2,200,956 | 2,074,232 |
| Total | 6,338,577 | 6,095,545 |
| Accumulated depreciation | 1,925,797 | 1,641,764 |
| Premises and equipment - net | $ 4,412,780 | $ 4,453,781 |

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $284,033, $245,281, and $210,892, respectively.

## NOTE F – DEPOSITS

A summary of deposits follows:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Noninterest bearing demand | $ 34,903,113 | $ 32,272,829 |
| Interest bearing transaction accounts | 34,055,022 | 32,633,295 |
| Savings | 31,697,749 | 28,419,341 |
| Time deposits $100,000 and over | 61,673,173 | 60,746,736 |
| Other time deposits | 105,819,168 | 102,478,521 |
| Total deposits | $ 268,148,225 | $ 256,550,722 |

As of December 31, 2004 and 2003, local governmental deposits comprised approximately 15% and 17% of total deposits, respectively. As of December 31, 2004 and 2003, $137,340 and $265,799, respectively, of overdrawn demand deposit balances have been reclassified as loans.

At December 31, 2004, the scheduled maturities of time deposits are as follows:

| Year | Amount |
|---|---|
| 2005 | $ 107,263,271 |
| 2006 | 27,579,057 |
| 2007 | 7,456,029 |
| 2008 | 24,833,474 |
| 2009 and thereafter | 360,510 |

## NOTE G – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings consist of $1,500,000 of Daily Rate Advances and a $1,000,000 one-year Fixed Rate Credit Advance due June 18, 2005, each obtained from the Federal Home Loan Bank of Atlanta ("FHLB"). As of December 31, 2004, the variable interest rate payable on the Daily Rate Advances was 2.44% and on the one year Fixed Rate Credit Advance was 2.43%. The Company may repay the Daily Rate Advance at any time and may prepay the one year Fixed Rate Credit Advance on any quarterly interest payment date, subject to a prepayment penalty.

As of December 31, 2004, the banking subsidiary had an unused short-term credit accommodation from an unrelated bank which allows the banking subsidiary to purchase up to $6,900,000 of federal funds. The banking subsidiary generally is limited to obtaining funds under this line of credit for fourteen days in any calendar month. The counterparty may, in its sole discretion, allow the banking subsidiary to borrow for more than fourteen days in a calendar month, but a higher rate will be charged for such borrowings, if any are allowed.

Long-term debt represents amounts borrowed from the FHLB under the FHLB's Fixed Rate Advance Credit and Convertible Advance programs. Borrowings obtained under the Fixed Rate Credit program total $4,000,000 at rates ranging from 2.90% to 4.40%, maturing in $1,000,000 increments on December 18, 2005 and June 18 of each year from 2006 through 2008. The remaining $3,500,000 is an FHLB Convertible Advance bearing interest initially at 3.92% and maturing June 18, 2014. The interest rate on this Convertible Advance will remain at its initial value subject to the FHLB's option to convert the Convertible Advance to a variable rate instrument on any quarterly interest payment date on or after June 18, 2005 if the 3-month LIBOR rate is 7.00% or greater. In the event of such conversion, this Convertible Advance would thereafter be subject to a variable interest rate until maturity. As of December 31, 2004, the 3-month LIBOR rate was 2.56%. Each of the Fixed Rate and Convertible Advances may be prepaid on any quarterly interest payment date at the Company's option. With limited exceptions, any such prepayments would be subject to a prepayment penalty.

The Company has pledged all of its first mortgage loans secured by one-to-four family residential properties and its holdings of FHLB stock, included in the balance sheet in other investments, (collectively, "qualifying collateral instruments") to secure its short-term borrowings and long-term debt due to the FHLB under a blanket lien agreement. The amount of qualifying collateral instruments as of December 31, 2004 was approximately $55,610,000. The qualifying collateral instruments required to secure the Company's short-term borrowings and long-term debt as of December 31, 2004 was approximately $12,996,000.

The banking subsidiary had unused credit availability under the FHLB's blanket lien agreement of up to an additional $31,960,000 under the FHLB's various credit programs, subject to pledging and other requirements. The amount of eligible collateral instruments remaining available as of December 31, 2004 to secure any additional FHLB borrowings totaled approximately $41,603,000.

## NOTE H - SHAREHOLDERS' EQUITY

***Restrictions on Subsidiary Dividends, Loans or Advances*** South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the subsidiary's current year-to-date earnings ($3,462,817 at December 31, 2004) are subject to the prior approval of the South Carolina Commissioner of Banking. Therefore, $21,406,753 of the Company's equity in the net assets of the Bank was restricted as of December 31, 2004. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are generally limited to 10% of the Bank's capital stock and surplus on a secured basis.

***Stock Dividends*** Effective November 30, 2004, November 28, 2003 and November 28, 2002 the Company's Board of Directors declared stock dividends of 10%, 5% and 5%, respectively. All per share information has been retroactively adjusted to give effect to the stock dividends.

***Accumulated Other Comprehensive Income (Loss)*** As of December 31, 2004 and 2003, accumulated other comprehensive income (loss) included as a component of shareholders' equity in the accompanying consolidated balance sheets consisted of accumulated changes in the unrealized holding gains and losses on available-for-sale securities, net of income tax effects, amounting to $(499,640) and $(199,727) respectively.

***Earnings per Share*** Net income per share and net income per share, assuming dilution, were computed as follows:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2004 | 2003 | 2002 |
| Net income per share, basic | | | |
| Numerator - net income | $ 3,436,707 | $ 3,004,969 | $ 2,761,796 |
| Denominator | | | |
| Weighted average common shares issued and outstanding | 2,639,759 | 2,597,013 | 2,574,586 |
| Net income per share, basic | $ 1.30 | $ 1.16 | $ 1.07 |
| Net income per share, assuming dilution | | | |
| Numerator - net income | $ 3,436,707 | $ 3,004,969 | $ 2,761,796 |
| Denominator | | | |
| Weighted average common shares issued and outstanding | 2,639,759 | 2,597,013 | 2,574,586 |
| Effect of dilutive stock options | 140,346 | 132,527 | 141,059 |
| Total shares | 2,780,105 | 2,729,540 | 2,715,645 |
| Net income per share, assuming dilution | $ 1.24 | $ 1.10 | $ 1.02 |

***Regulatory Capital*** All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2004 and 2003, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2004, the most recent notification from the FDIC categorized Community First Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its banking subsidiary must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank's category. The Company's and Community First Bank's actual capital amounts and ratios are also presented in the table.

| | Actual | | Minimum for Capital Adequacy | | Minimum to be Well Capitalized | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| December 31, 2004 | | | (Dollars in thousands) | | | |
| The Company | | | | | | |
| Total Capital to risk weighted assets | $ 28,176 | 13.9% | $ 16,182 | 8.0% | $ 20,227 | 10.0% |
| Tier 1 Capital to risk weighted assets | $ 25,936 | 12.8% | $ 8,091 | 4.0% | $ 12,136 | 6.0% |
| Tier 1 Capital to average assets (leverage) | $ 25,936 | 8.7% | $ 11,884 | 4.0% | $ 17,825 | 6.0% |
| Community First Bank | | | | | | |
| Total Capital to risk weighted assets | $ 27,610 | 13.7% | $ 16,182 | 8.0% | $ 20,227 | 10.0% |
| Tier 1 Capital to risk weighted assets | $ 25,370 | 12.5% | $ 8,092 | 4.0% | $ 12,136 | 6.0% |
| Tier 1 Capital to average assets (leverage) | $ 25,370 | 8.5% | $ 11,884 | 4.0% | $ 17,825 | 6.0% |
| December 31, 2003 | | | | | | |
| The Company | | | | | | |
| Total Capital to risk weighted assets | $ 24,770 | 15.2% | $ 13,001 | 8.0% | $ 16,251 | 10.0% |
| Tier 1 Capital to risk weighted assets | $ 22,737 | 14.0% | $ 6,500 | 4.0% | $ 9,751 | 6.0% |
| Tier 1 Capital to average assets (leverage) | $ 22,737 | 8.3% | $ 10,959 | 4.0% | $ 16,439 | 6.0% |
| Community First Bank | | | | | | |
| Total Capital to risk weighted assets | $ 23,940 | 14.7% | $ 13,001 | 8.0% | $ 16,251 | 10.0% |
| Tier 1 Capital to risk weighted assets | $ 21,907 | 13.5% | $ 6,500 | 4.0% | $ 9,751 | 6.0% |
| Tier 1 Capital to average assets (leverage) | $ 21,907 | 8.0% | $ 10,959 | 4.0% | $ 16,439 | 6.0% |

***Stock Options*** In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 588,305 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options may be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. In 1990, the shareholders approved the 1989 Incentive Stock Option Plan. The 1989 plan provided for the granting of options to certain eligible employees and reserved 411,176 shares (adjusted for stock dividends and splits) of authorized common stock for issuance upon the exercise of such options. Although some options granted under the 1989 Plan can still be exercised, no further options may be granted under the 1989 Plan. For all stock options ever granted under the two plans through the end of 2004, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, or if there is a change in control of the Company, in accordance with the provisions of the two plans. Options awarded during 2004, 2003 and 2002 provided for 20% vesting immediately upon award, with 20% vesting on the anniversary date of the award for each of the four subsequent years, and ten year expiration dates.

Transactions under the plans are summarized as follows:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | |
| | Shares | Wtd. Avg. Exercise Price | Shares | Wtd. Avg. Exercise Price | Shares | Wtd. Avg. Exercise Price |
| Outstanding at beginning of year | 381,410 | $ 9.69 | 379,349 | $ 9.41 | 376,413 | $ 8.65 |
| Granted | 65,065 | 15.13 | 10,742 | 14.72 | 32,866 | 12.95 |
| Exercised | (50,402) | 5.33 | (8,669) | 3.72 | (22,937) | 4.20 |
| Forfeited or expired | (3,010) | 13.36 | (12) | 3.42 | (6,993) | 5.66 |
| Outstanding at end of year | 393,063 | 11.12 | 381,410 | 9.69 | 379,349 | 9.41 |
| Options exercisable at year-end | 310,115 | $ 10.19 | 317,379 | $ 8.90 | 284,991 | $ 8.09 |

Numbers of shares and exercise prices have been adjusted in the table above for a 10% stock dividend effective November 30, 2004 and for 5% stock dividends effective November 28, 2003 and November 28, 2002.

The following table summarizes information about the options outstanding:

| | December 31, 2004 | | | | |
|---|---|---|---|---|---|
| | Options Outstanding | | | Options Exercisable | |
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Number Outstanding | Weighted Average Exercise Price |
| $ 3.40 to $ 4.73 | 40,943 | 1.54 | $ 4.46 | 40,943 | $ 4.46 |
| 6.20 to 6.29 | 92,768 | 3.36 | 6.26 | 92,768 | 6.26 |
| 12.91 to 15.45 | 259,352 | 6.89 | 13.91 | 176,404 | 13.58 |
| | 393,063 | 5.50 | $ 11.12 | 310,115 | $ 10.19 |

Of the 999,481 shares of the Company's authorized common stock originally reserved for issuance upon the exercise of options under the plans, 217,780 shares authorized under the 1998 plan remain available for future grants as of December 31, 2004.

## NOTE I – OTHER EXPENSES

Other expenses are summarized below:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Salaries and employee benefits | $ 2,779,863 | $ 2,420,268 | $ 2,055,809 |
| Net occupancy expense | 255,004 | 243,826 | 189,768 |
| Furniture and equipment expense | 320,217 | 288,229 | 236,000 |
| Other expense | | | |
| Stationery, printing and postage | 260,264 | 275,898 | 231,164 |
| Telephone | 96,223 | 76,000 | 67,720 |
| Advertising and promotion | 82,135 | 100,522 | 67,835 |
| Professional services | 150,837 | 133,130 | 124,755 |
| Insurance | 50,284 | 36,769 | 24,486 |
| FDIC insurance assessment | 42,600 | 30,439 | 33,750 |
| Directors' fees | 112,400 | 113,700 | 73,700 |
| Other real estate costs and expenses, net | 188,936 | 30,255 | 41,612 |
| Data processing expenses | 192,262 | 130,229 | 125,387 |
| Other | 620,308 | 534,233 | 424,814 |
| Total | $ 5,151,333 | $ 4,413,498 | $ 3,696,800 |

## NOTE J – INCOME TAXES

Income tax expense consisted of:

| | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Current | | | |
| Federal | $ 1,811,676 | $ 1,498,380 | $ 1,640,594 |
| State | 155,827 | 137,413 | 114,616 |
| Total current | 1,967,503 | 1,635,793 | 1,755,210 |
| Deferred | | | |
| Federal | (10,440) | 31,625 | (227,649) |
| State | - | - | - |
| Total deferred | (10,440) | 31,625 | (227,649) |
| Total income tax expense | $ 1,957,063 | $ 1,667,418 | $ 1,527,561 |

The principal components of the deferred portion of income tax expense or (credit) were:

| | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Provision for loan losses | $ (9,872) | $ (78,965) | $ (213,868) |
| Accelerated depreciation | 12,645 | 129,972 | 13,972 |
| Deferred net loan costs and fees | (3,307) | (19,382) | (27,753) |
| Writedowns of other real estate | (9,906) | - | - |
| Total | $ (10,440) | $ 31,625 | $ (227,649) |

Income before income taxes presented in the consolidated statement of income for the years ended December 31, 2004, 2003 and 2002 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

| | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Tax expense at statutory rate | $ 1,833,882 | $ 1,588,612 | $ 1,458,382 |
| State income tax, net of federal income tax benefit | 102,846 | 90,693 | 75,647 |
| Tax-exempt interest income | (37,392) | (22,089) | (20,277) |
| Non-deductible interest expense to carry tax-exempt instruments | 3,344 | 1,932 | 1,771 |
| Other, net | 54,383 | 8,270 | 12,038 |
| Total | $ 1,957,063 | $ 1,667,418 | $ 1,527,561 |

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Deferred tax assets | | |
| Allowance for loan losses | $ 592,374 | $ 582,502 |
| Writedowns of other real estate | 9,906 | - |
| Deferred net loan fees | 62,849 | 59,542 |
| Unrealized net holding losses on available-for-sale securities | 279,830 | 111,860 |
| Gross deferred tax assets | 944,959 | 753,904 |
| Valuation allowance | - | - |
| Total | 944,959 | 753,904 |
| Deferred tax liabilities | | |
| Accelerated depreciation | 249,030 | 236,385 |
| Gross deferred tax liabilities | 249,030 | 236,385 |
| Net deferred income tax assets | $ 695,929 | $ 517,519 |

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2004, 2003 and 2002, $167,970 was credited, $323,848 was credited, and $121,058 was charged to other comprehensive income or loss, respectively. In 2004, $10,440 was credited to income tax expense; in 2003, $31,625 was charged to income tax expense; and, in 2002, $227,649 was credited to income tax expense.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2004 and 2003 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

## NOTE K – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. The Company matches $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2004, 2003 and 2002 totaled $62,284, $44,848, and $38,996, respectively.

## NOTE L – COMMITMENTS AND CONTINGENCIES

***Commitments to Extend Credit*** In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Loan commitments | $ 19,771,069 | $ 14,482,135 |
| Standby letters of credit | 883,600 | 449,100 |

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

***Litigation*** The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2004. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

***Westminster Office*** In May of 2003, a temporary banking office facility opened for commercial operations in Westminster, South Carolina on land purchased in 2002. Management has not yet formulated plans for or considered a capital budget for a future permanent facility in Westminster.

## NOTE M – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *"Disclosures about Fair Values of Financial Instruments,"* as amended, requires disclosure of the estimated fair value of on-balance sheet and off-balance sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. No active trading market exists for a significant portion of the Company's financial instruments. Fair value estimates for these instruments are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include net deferred tax assets and premises and equipment. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

For cash and due from banks, interest bearing deposits due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of accrued interest receivable or payable approximate fair values.

The fair value of U.S. Government agencies debt securities is estimated based on published closing quotations. The fair value of state, county and municipal securities is generally not available from published quotations; consequently, their fair values estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the securities being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes.

The fair value of other investments, consisting of FHLB stock, approximates the carrying amount.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and credit quality.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is equal to the amount payable on demand, or carrying amount. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The fair values of the Company's short-term borrowings approximate their carrying amounts.

The fair values of long-term debt are estimated using discounted cash flow analyses, based on the borrowing rates currently in effect for similar borrowings.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

| | December 31, | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Financial assets | | | | |
| Cash and due from banks | $ 5,652,056 | $ 5,652,056 | $ 7,560,353 | $ 7,560,353 |
| Interest bearing deposits due from banks | 36,139 | 36,139 | 28,764 | 28,764 |
| Federal funds sold | 34,214,000 | 34,214,000 | 31,916,000 | 31,916,000 |
| Securities available-for-sale | 92,083,693 | 92,083,693 | 86,022,915 | 86,022,915 |
| Securities held-to-maturity | 9,368,609 | 9,560,157 | - | - |
| Other investments | 1,011,100 | 1,011,100 | 750,200 | 750,200 |
| Loans | 155,535,116 | 155,961,000 | 145,453,415 | 146,198,000 |
| Accrued interest receivable | 1,331,458 | 1,331,458 | 1,424,305 | 1,424,305 |
| Financial liabilities | | | | |
| Deposits | 268,148,225 | 269,244,000 | 256,550,722 | 256,843,000 |
| Accrued interest payable | 1,222,118 | 1,222,118 | 1,356,922 | 1,356,922 |
| Short-term borrowings | 2,500,000 | 2,500,000 | - | - |
| Long-term debt | 7,500,000 | 7,694,000 | - | - |

The following is a summary of the notional or contractual amounts and estimated fair values of the Company's off-balance sheet financial instruments:

| | December 31, | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | Notional/ Contract Amount | Estimated Fair Value | Notional/ Contract Amount | Estimated Fair Value |
| Off-balance sheet commitments | | | | |
| Loan commitments | $19,771,069 | $ - | $14,482,135 | $ - |
| Standby letters of credit | 883,600 | - | 449,100 | - |

## NOTE N – ACCOUNTING CHANGES

***Consolidation of Variable Interest Entities*** FASB Interpretation 46 ("FIN 46"), *"Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,"* provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 requires that if a business enterprise has a controlling financial interest in a VIE, the assets, liabilities and results of the activities of the VIE must be included in the consolidated financial statements of a business enterprise. This interpretation also requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. VIEs that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 was effective immediately for VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applied in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. This Interpretation does not apply to securitization structures that are qualified special purpose entities as defined within FASB Statement No. 140. Management does not believe that adoption of this Interpretation has had, or will have, any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

***Share-Based Payment*** SFAS No. 123 (revised 2004), "SFAS 123(R)," was issued in December 2004 and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Several other pronouncements are amended or superseded as well. SFAS 123(R) generally requires use of a fair-value measurement objective for such transactions and amends SFAS No. 95 to require that excess tax benefits resulting from such transactions be reported as financing cash flows rather than as a reduction of taxes paid. SFAS No. 123(R) is effective for public small business filers as of the beginning of the first interim or annual reporting period that begins after December 31, 2005. Various transition methods are available for the restatement of prior period information. Management has not yet decided which of the available transition methods the Company will employ, and accordingly is unable to estimate the effect of the implementation of this statement on the Company's financial position or results of operations for any period.

***Exchanges of Nonmonetary Assets*** SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29," eliminates an exception to the measurement of such exchanges at fair value for similar productive assets and replaces it with an exception for such exchanges that do not have commercial substance. The provisions of this Statement are required to be applied prospectively to exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for such exchanges occurring in fiscal periods beginning after December 16, 2004. It is not expected that adoption and application of the provisions of this Statement will have any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

***EITF Issue No. 03-1*** Emerging Issues Task Force ("EITF") Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment," requires that companies report information about certain debt and equity securities when the estimated fair values of those securities are less than their cost. Implementation of the guidance contained in paragraphs 10-20 of EITF Issue No. 03-1was delayed by the FASB and the effective date for those paragraphs will be superseded concurrent with the final issuance of proposed FSP EITF Issue No. 03-1-a. Substantially all of the Company's investment securities are issued by the U.S. Government, or by U.S. Government agencies and corporations, and generally do not contain provisions that would allow the securities to be settled in such a way that the Company would not recover substantially all of its cost. Management intends, and believes that it has the ability, to hold such securities until a forecasted recovery of the fair market value, including until maturity. Management does not believe that implementation of this guidance will have any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

## NOTE O – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Condensed Balance Sheets** | | |
| Assets | | |
| Cash | $ 1,053,425 | $ 821,852 |
| Investment in banking subsidiary | 24,869,570 | 21,706,666 |
| Other assets | 13,450 | 8,776 |
| Total assets | $ 25,936,445 | $ 22,537,294 |
| Liabilities | | |
| Other liabilities | $ - | $ - |
| Shareholders' equity | 25,936,445 | 22,537,294 |
| Total liabilities and shareholders' equity | $ 25,936,445 | $ 22,537,294 |

| | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| **Condensed Statements of Income** | | | |
| Income | | | |
| Interest income | $ 8,973 | $ 13,093 | $ 15,285 |
| Other income | 6,149 | 2,875 | 8,297 |
| Total income | 15,122 | 15,968 | 23,582 |
| Expenses | | | |
| Other expenses | 54,682 | 41,779 | 43,281 |
| Total expenses | 54,682 | 41,779 | 43,281 |
| Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary | (39,560) | (25,811) | (19,699) |
| Income tax expense (credit) | (13,450) | (8,776) | (6,697) |
| Equity in undistributed earnings of banking subsidiary | 3,462,817 | 3,022,004 | 2,774,798 |
| Net income | $ 3,436,707 | $ 3,004,969 | $ 2,761,796 |

**Condensed Statements of Cash Flows**

| | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Operating activities | | | |
| Net income | $ 3,436,707 | $ 3,004,969 | $ 2,761,796 |
| Adjustments to reconcile net income to net cash used by operating activities | | | |
| Equity in undistributed earnings of banking subsidiary | (3,462,817) | (3,022,004) | (2,774,798) |
| Increase in other assets | (4,674) | (2,079) | (6,697) |
| Decrease in other liabilities | - | - | (4,942) |
| Net cash used by operating activities | (30,784) | (19,114) | (24,641) |
| Financing activities | | | |
| Exercise of employee stock options | 268,835 | 32,242 | 96,071 |
| Payment of cash in lieu of fractional shares for stock dividend | (6,478) | (6,534) | (12,281) |
| Net cash provided by financing activities | 262,357 | 25,708 | 83,790 |
| Increase in cash and cash equivalents | 231,573 | 6,594 | 59,149 |
| Cash and cash equivalents, beginning | 821,852 | 815,258 | 756,109 |
| Cash and cash equivalents, ending | $ 1,053,425 | $ 821,852 | $ 815,258 |

## Board of Directors, Community First Bancorporation and Community First Bank

| | |
|---|---|
| Dr. Larry S. Bowman<br>Vice Chairman | Orthopedic Surgeon,<br>Blue Ridge Orthopedic Association, P.A. |
| William M. Brown<br>Secretary | President and Chief Executive Officer,<br>Lindsay Oil Company, Inc. |
| Robert H. Edwards | President, Edwards Auto Sales, Inc. |
| Blake L. Griffith | President, Griffith Properties, LLC |
| John R. Hamrick | President, Lake Keowee Real Estate, Inc. and<br>President, John Hamrick Real Estate |
| James E. McCoy<br>Chairman | Plant Manager, Walhalla, Timken Company (Manufacturing) |
| Frederick D. Shepherd, Jr. | President, Chief Executive Officer and Treasurer,<br>Community First Bancorporation and<br>Community First Bank |
| Gary V. Thrift | President, Thrift Development Corporation (General Contractor)<br>and Vice President, Thrift Group, Inc. (Building Supplies) |
| James E. Turner | Chairman of the Board, Turner's Jewelers, Inc. |
| Charles L. Winchester | President, Winchester Lumber Company, Inc. |

## Officers, Community First Bancorporation

| | |
|---|---|
| Frederick D. Shepherd, Jr. | President, Chief Executive Officer and Treasurer |
| William M. Brown | Secretary |

## Anderson Area Advisory Board, Community First Bank

| | |
|---|---|
| Greg Cole | Owner, Upstate Electric Motor Service Company |
| Dr. Don C. Garrison | Retired; formerly President of Tri-County Technical College |
| John M. Geer, Jr. | Retired, formerly District Manager, Duke Power Company |
| Lance Gray | Vice President, Gray Mortuary, Inc. |
| James R. "Jimmy" Rogers | Owner, Rogers Outdoor Equipment, Inc. |
| Dr. William K. Stringer | Veterinarian, Stringer Animal Hospital |

# Officers and Employees, Community First Bank

| | |
|---|---|
| Frederick D. Shepherd, Jr. | President, Chief Executive Officer and Treasurer |
| Larry A. Dellinger | Senior Vice President |
| Jeffery A. Griffith | Senior Vice President |
| Benjamin L. Hiott | Senior Vice President |
| Faye K. Meares | Senior Vice President |
| David L. Peters | Senior Vice President |
| Roy W. Phillips, Jr. | Senior Vice President |
| William M. Steele | Senior Vice President |
| James A. Atkinson | Vice President, Internal Auditor/Compliance |
| John F. Day | Vice President |
| Daniel J. Maw | Vice President and Mortgage Loan Officer |
| Sandra D. Gravley | Assistant Vice President and Loan Operations Officer |
| Carol G. Wilson | Assistant Vice President and Operations Officer |
| Sheila L. Galloway | Assistant Cashier and Deposit Services Officer |
| James H. Shoemaker | Assistant Cashier and Office Manager |
| Cynthia J. Smith | Human Resources and Marketing Officer |
| Donna B. Nichols | Mortgage Loan Originator |
| J. Andy Machen | Loan Officer |
| Raymond S. Witt | Loan Collections |
| Beverly G. Flavell | Office Manager |
| Scot S. Frith | Office Manager |
| Laura L. Adams | Customer Specialist |
| Tracy E. Burrell | Loan Specialist |
| Paul A. Busey | Mobile Banker |
| Shirley C. Cagle | Customer Specialist |
| Mary E. Cannon | Customer Service Representative |
| Vivian M. Clark | Operations Specialist |
| Gena C. Crenshaw | Customer Specialist/Customer Service Representative |
| Linda L. Dean | Customer Specialist |
| Carol P. Dyar | Senior Customer Specialist |
| Rhonda P. Fowler | Loan Specialist |
| Patricia A. Feltman | Customer Specialist |
| Nettie M. Graber | Customer Specialist |
| Carol A. Greer | Loan Specialist |
| Megan E. Haney | Customer Specialist |
| Jessica J. Heath | Customer Specialist |
| Marie V. Hendrix | Customer Service Representative |
| Sherry B. Hopkins | Accounting Specialist |
| Pennie S. Hundley | Mortgage Loan Specialist |
| Ouida D. Jackson | Operations Specialist |
| Susan E. Kaplar | Senior Customer Specialist |
| Renee J. Kelley | Accounting Specialist |
| Sandra L. King | Loan Specialist |
| Sandra T. King | Customer Specialist |
| Judy S. Ledford | Customer Specialist |
| Sandy R. Lusk | Customer Specialist |
| Jennifer N. Martin | Customer Specialist |
| Tracey V. McSwain | Customer Specialist |
| Sharon K. Miles | Customer Specialist |
| Judy A. Miller | Senior Customer Specialist |
| Sylvia T. Nichols | Operations Specialist |
| Kathleen A. Omick | Customer Service Representative |
| Esther C. Perez | Customer Specialist |
| Martha A. Rholetter | Customer Specialist |
| Patricia M. Roberts | Customer Specialist |
| Rachel M. Rogers | Customer Service Representative |
| Jessica L. Roper | Operations Specialist |
| Kathy M. Rowland | Operations Specialist |
| Tonya M. Stamey | Senior Customer Specialist |
| Beth K. Stroud | Customer Specialist |
| Patricia A. Vinson | Customer Specialist |
| Amanda W. Watkins | Customer Specialist |
| Shirene M. Weatherford | Customer Specialist |
| Crystal D. White | Senior Customer Specialist |
| Lisa A. Wilbanks | Customer Specialist |
| Joyce C. Winkler | Customer Service Representative |
| Wendy G. Workman | Customer Specialist |

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**Primary Market Maker**

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Stock Symbol - CFOK

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION**. Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691. The Form 10-KSB is also available on the Securities and Exchange Commission's website at www.sec.gov

COMMUNITY FIRST
BANCORPORATION

Post Office Box 1097
Walhalla, South Carolina 29691
(864) 638-2105